Exhibit 99.1: Quarterly Report followed by Non-Consolidated Statements
QUARTERLY REPORT
(For the 1Q 41th Fiscal Year: From January 1, 2008 to March 31, 2008)
THIS IS THE TRANSLATION OF THE BUSINESS REPORT IN KOREAN LANGUAGE AND IN SUCH A FORM REQUIRED BY KOREAN SECURITIES SUPERVISORY BOARD.
IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. ALL FINANCIAL STATEMENTS IN THIS BUSINESS REPORT ARE BASED ON NON-CONSOLIDATED FINANCIAL STATEMENT.

QUARTERLY REPORT
(For the 1Q 41th Fiscal Year: From January 1, 2008 to March 31, 2008)
To: Financial Supervisory Commission and Korea Stock Exchange
We hereby submit the QUARTERLY REPORT for the 1Q 41th Fiscal Year in accordance with the item 3 of Article 186 of the Securities & Exchange Law.

Ku-Taek Lee
CEO and Representative Director POSCO 1 Koedong-dong, Pohang City, Kyongsangbuk-do, Korea Tel) 82-54-220-0114

Dong-Hee Lee
Chief Financial and Accounting Officer Senior Executive Vice President POSCO Tel) 82-2-3457-0114

CONTENTS
Chapter
I.	Overview

II.	Business

III.	Financial Statements

IV.	Corporate Governance and Company Affiliates

V.	Others
     Attachment     Auditor’s Review Report

I. Overview
1. Purpose of the Company
A. Businesses engaged in by the Company

	Items	Details

a.	To manufacture, market, promote, sell and distribute iron, steel and rolled products

b.	To engage in harbor loading and unloading, transportation and warehousing businesses

c.	To engage in the management of professional athletic organizations	No engagement in this business during this quarter

d.	To engage in the supply of LNG and Power generation, and as well as in the distribution business thereof and in the resources development business

e.	To engage in leasing of real estate and distribution businesses

f.	To engage in the supply of district heating business

g.	To engage in marine transportation, processing and sales of minerals within or outside of Korea

h.	To engage in educational service and other services related to business

i.	To manufacture, process and sale of non-ferrous metals

j.	To engage in all other conducts, activities or businesses related, directly or indirectly to the attainment and continuation of the aforementioned purposes.
B. Businesses engaged by the subsidiaries and affiliates

Items	Details
POSCO C&C Co. : Manufacturing and sales of coated steel sheets

POSCO Specialty Steel Co. : Production & sales of steel bars and steel pipes

POSCON : Manufacturing and sales of electric controlling devices

POSREC : Manufacturing and sales of blast furnaces and refractory bricks

POSMEC : Maintenance and repair of steel plant machinery & equipment

POSCO Machinery: Maintenance and repair of steel plant machinery & equipment

POSCO E&C : Construction and engineering

POS A.C. Architects & Engineering : Construction design, Construction Management

POSCO Steel Service & Sales Co., Ltd. : Steel product sales and general trading

POSDATA : Information and communication service

Items	Details
Seung Kwang : Development and operation of athletic facilities

POSCO Research Institute : Research, consulting etc

POSTECH Technology Capital Co. : Finance for New Technology

POSCO Terminal Co., Ltd. : Marine logistics Services, Warehousing business

POSMATE Co., Ltd. : Leasing & Management of real estate

Samjung P&A Co., Ltd. : Product packing, Manufacturing and Sales of Aluminum

POSCO Power Corporation : Generation of Electricity etc

POSTECH 2006 Energy Fund : Unlisted company investment for New Technology

Metapolis Co., Ltd. : Development of real estate

POSCORE Co., Ltd. : Production and sales of electronic goods, electromotors and generators

PNR Co., Ltd. : Collection of the byproducts of steel, Processing and Sales

Mega Asset Co., Ltd. : Leasing & Sales of real estates

PHP Co., Ltd : Construction and Management of rental houses

¤	The subsidiaries and affiliates listed above are subject to the consolidated financial statement of the Company.

•	Criteria:

(1)	The Company shall be the largest shareholder with more than 50% or more than 30% ownership of the outstanding shares.

(2)	The Company must have an actual controlling power. (voting rights, etc.)

(3)	The asset size of the previous fiscal year or the initial establishment paid-in capital is over 7 billion Korean won.

¤	Changes after 1Q 41th Fiscal Year
•	Changes of the company name: Pohang Coated Steel Co., Ltd. → POSCO Coated & Color Steel Co., Ltd. (April, 2008)

•	Addition of an subsidiaries and affiliated company: Daewoo Engineering Co., Ltd. (April, 2008)
C. Businesses the company plans to engage in
     [None]
2. Business Organization
     A. Highlights of the Company’s Business Organization
(1)	Historical highlights and changes since establishment
(a)	Date of establishment: April 1, 1968

(b)	Location of the headquarters: 1, Koedong-dong, Pohang City, Kyongsang buk-do, Korea

(c)	Steel Works and Offices

•	Pohang Works: 5 Dongchon-dong, Nam-ku, Pohang City, Kyonsangbuk-do, Korea

•	Gwangyang Works: 700 Kumho-dong, Gwangyang City, Chollanam-do, Korea

•	Seoul Office: POSCO Center, 892 Daechi-4 dong, Kangnam-ku, Seoul, Korea

• Overseas Offices:	Operates seven overseas offices (Kuala Lumpur, Jakarta, Dubai, Prague, European Union, Rio de Janeiro, Mexico) for the purpose of supporting international business
¤	Changes after 1Q 41th Fiscal Year
•	Closing the Kuala Lumpur office (April 15, 2008)
(d) Milestones since Establishment

April 1, 1968	Pohang Iron and Steel Co., Ltd. established
April 1, 1970	1st stage construction of Pohang Works began
July 3, 1973	1st stage construction of Pohang Works completed (1.03 million ton per year (tpy) crude steel)
May 31, 1976	2nd stage construction of Pohang Works completed (2.6 million tpy)
December 8, 1978	3rd stage construction of Pohang Works completed (5.5 million tpy)
February 18, 1981	4th stage construction of Pohang Works completed (8.5 million tpy)
May 25, 1983	2nd round of the 4th stage construction of Pohang Works completed (9.1 million tpy)
March 5, 1985	1st stage construction of Gwangyang Works begun
May 7, 1987	1st stage construction of Gwangyang Works completed (11.8 million tpy)
June 10, 1988	POSCO listed on the Korea Stock Exchange (the first stock in Korea for public subscription)
July 12, 1988	2nd stage construction of Gwangyang Works completed (14.5 million tpy)
December 4, 1990	3rd stage construction of Gwangyang Works completed (17.5 million tpy)
October 2, 1992	4th stage construction of Gwangyang Works completed (20.8 million tpy)
December 9, 1993	ISO 9002 certification acquired
October 14, 1994	New York Stock Exchange (NYSE) listing
October 27, 1995	London Stock Exchange(LSE) listing
March 14, 1997	Introduced Outside Directors system
August 28, 1997	#4 Cold Rolling Mill in Gwangyang Works completed
March 31, 1999	Completed construction of #5 Blast Furnace (28.0million tpy)
October 4, 2000	Privatization completed after Korea Development Bank sold off stakes in POSCO
July 2, 2001	Launched PI (or POSPIA — Integrated Management system) system
March 15, 2002	Adopted new company name “POSCO”
April 30, 2003	Completion of #3 STS plant
June 2, 2003	Declared POSCO Code of Ethics
November 7, 2003	Establishment of POSCO-China
August 17, 2004	The Pohang Works Finex #1 in order to complete commercialization of innovative iron making process Construction started(1.5 million tpy)
October 15, 2004	Establishment of POSCO-JAPAN
July 4, 2005	Completion of Gwangyang LNG Terminal
August 25, 2005	Establishment of POSCO-India Private Limited
September 2, 2005	Completion of Gwangyang #5 CGL(0.45million tpy) — MCL(0.25million tpy)
September 8, 2005	Establishment of POSTF (POSCO TJ Park Foundation)
September 21, 2005	Completion of TWB #5,6 Line (annual production capacity of 5.5million sheets)
October 2~5, 2005	POSCO was the host to the 39th IISI (International Iron and Steel Institute) annual conference in Seoul
November 22, 2005	Tokyo Stock Exchange(TSE) listing
June 30, 2006	Completion of the Gwangyang #6 Continuous Galvanizing Line(CGL) (Capacity for Automotive Flat Products of 6.5million)
November 22, 2006	Completion of integrated stainless steel mill in Zhangjiagang, China (0.8million tpy)
February 23, 2007	Ku-Taek Lee is reelected as CEO at the 39th Ordinary General Shareholders Meeting)
March 30, 2007	Proclamation of vision to realize ‘Global POSCO Way’ (Toward new success story, Take-off toward the world, Innovation to open future)
May 30, 2007	Completion of commercial FINEX facilities(1.5million tpy)
July 27, 2007	Completion of Magnesium Sheet Factory(3,000 tpy)
August 1, 2007	Vietnam CR Mill groundbreaking(1.2million tpy)
September 6, 2007	Mexico CGL groundbreaking(0.4million tpy)
October 7, 2007	CEO Ku-Taek Lee, Elected as a Chairman of the IISI
October 30, 2007	Credit ratings upgraded (Moody’s : A2(Positive)→ A1(Stable))
December 26, 2007	Acquisition of MEGS, Malaysia(shares 60% acquired)
January 3, 2008	Establishment of POSWITH (the first domestic investor company employing over 30% of the disabled)
January 23, 2008	Completion of the Ultra Thickness Plate Rolling Facility of the Pohang #2 Plate Plant
January 29, 2008	Completion of the Automotive Flat Technology Center of Gwangyang Works
February 18, 2008	Participation in USA Molybdenum mining project with 20% stake
March 1, 2008	High-quality API Steel tube Plant in USA Pittsburgh groundbreaking (Joint production of POSCO, US-STEEL, SeAH Steel - 0.27million tpy)
March 3, 2008	Completion of Large Bloom Caster of the Pohang #1 Continuous Casting Plant (1.1million tpy)
March 17, 2008	“World’s Most Admired Companies 2008: South Korea” — Fortune
(e) Changes in the largest shareholder
•	From ‘SK Telecom’ to ‘National Pension Corporation’

•	Date of Disclosure: January 30, 2007

•	Others: Refer to the disclosure of the change of the largest shareholder
(f) Changes of Business Purposes
• 1984:	Harbor loading & unloading transportation and warehouse businesses Management of professional athletic organizations

• 1992:	Scientific agriculture and its spread added to business purposes

• 1994:	Real estate leasing and distribution added to business purposes

• 1995:	‘Scientific agriculture and its spread’ deleted from business purposes. ‘Supply of LNG and power generation and as well as in the distribution’ added to business purposes

• 2001:	‘Supply of district heating business’added to business purposes

• 2002:	‘Marine transportation processing and sales of minerals within or outside Korea’ added to business purposes.

• 2006:	‘Educational service and other services related to business’ added to business purposes.

• 2007:	‘Manufacture, process and sale of non-ferrous metal’ and ‘Resources development business’ added to business purposes
(2) Change of the Company Name
•	Pohang Iron & Steel Co. Ltd. à POSCO

•	Effective Date: March 15, 2002 (The 34th Ordinary General Shareholders Meeting)
(3) Merger, Acquisition and Handover of Businesses
     [None]
(4) Major Changes in Production Facilities
•	Although there was no change in the capacity of its production facilities in 1Q 2008, its capacity has increased due to the operation of the DeP-Converter of Gwangyang Works(December 30, 2007) and productivity improvement.
     [Refer to II. Business, 3. Production and Facilities, A. Production Capacity]
(5) Important Developments Related with Business Operation
     [Refer to II. Business, 1. Current Situation, Current Situation and Prospect of New Business]

B. Subsidiaries and affiliates
(1) Name of Business Group: POSCO
(2) Companies Belonging to Large Business Groups
POSCO, POSCO C&C, POSDATA, POSREC, Samjung P&A, Seung Kwang, POS-AC, POSCO E&C, POSCO Research Institute, POSCON, POSCO Steel Service & Sales, POSCO Specialty Steel, POSCO Machinery, POSMEC, POSCO Terminal, POSTECH Capital, Metapolis, POSMATE, POSCO Power Corporation, SNNC, PHP, POSBRO, Suwon Green Environment, POSCORE, Green Cheonan, POSWITH, Uisinseol LRT, Pohang Puelcell Power, RISTec-Biz, PNR, Cheongna IBT.

¤ Addition of subsidiaries and affiliates:	POSWITH Co., Ltd.(January, 2008), Uisinseol LRT Co., Ltd. (January, 2008), Pohang Puelcell Power Co., Ltd.(February, 2008), RISTec-Biz Co., Ltd.(March 2008), PNR Co., Ltd.(March 2008), Cheongna IBT Co., Ltd.(March 2008)
¤ Changes in companies belonging to large business groups after 1Q 2008
•	Addition of subsidiaries and affiliated companies
•	Mega Asset Co., Ltd.(May, 2008)
•	POSCO E&C (POSCO Engineering & Construction Co., Ltd.), which is a subsidiary of POSCO, acquired 100% stake of Mega Asset Co., Ltd.
•	Daewoo Engineering Co., Ltd.(May, 2008)
•	POSCO E&C (POSCO Engineering & Construction Co., Ltd.), which is a subsidiary of POSCO, acquired 88.7% stake of Daewoo Engineering Co., Ltd.

•	Daewoo Engineering Co., Ltd.’s affiliates(3 companies: Basys Industry Co., Ltd., Entran Co., Ltd., Daewoo Tech Co., Ltd.) were included in POSCO’s affiliates.
(3) Related laws and regulations (applied to domestic companies)
•	Prohibition on Cross Shareholdings and Prohibitions on Debt Guarantees for its subsidiaries and affiliated companies
Details
a.	Prohibition on Cross Shareholdings (Article 9-1 of the Monopoly Regulation and Fair Trade Act)

b.	Prohibitions on Debt Guarantees for Affiliated Corporations (Article 10-2 of the Monopoly Regulation and Fair Trade Act)

c.	Prohibitions on Shareholding of Venture Capitals for Subsidiaries (Article 9-3 of the Monopoly Regulation and Fair Trade Act)

d.	Limitation of Voting Rights of Finance or Insurance Companies (Article11 of the Monopoly Regulation and Fair Trade Act)

e.	Resolution of Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article 11-2 of the Monopoly Regulation and Fair Trade Act)

f.	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the Monopoly Regulation and Fair Trade Act)

g.	Report on Status of Shareholding (Article 13 of the Monopoly Regulation and Fair Trade Act)
3. Equity Capital
A. New Issuance of Registered Form Common Stock
     ¤ No new issuance of registered form Common Stock in the last three years.
B. Convertible Bonds
     [None]
C. Bonds with Warrant
     [None]
4. Other information regarding Shares
     A. Total Number of Shares
(As of March 31, 2008)

Authorized Shares	Outstanding Shares
200,000,000	87,186,835
☐ Par value: Won 5,000 per share
B. Outstanding Shares
(As of March 31, 2008)

Type	Number of shares	Amount (thousand won)
Registered Common Shares	87,186,835	435,934,175

Total	87,186,835	435,934,175

¤	Common stock in Balance sheet (482,403,125,000) and amount of face value (435,934,175,000) do not accord because of stock cancellation

C. Treasury Stock Holding and Cancellation
(1) Treasury Stock Holding and Cancellation
(Shares, As of March 31, 2008)

Method of purchase	Type	Beginning	Increased	Decreased	Cancelled	Balance
Direct	Registered Common	9,430,749	—	—	—	9,430,749
Special Money Trust		2,215,885	146,000	—	—	2,361,885
Sub Total		11,646,634	146,000	—	—	11,792,634
¤	Changes in treasury stock holding and cancellation after 1Q 2008
•	Treasury Stock Specific Money Trust Contract Renewal (May 12, 2008~May 11, 2009)
: KRW 820,400 million won (Hana Bank, ShinHan Bank, NongHyup, DaeGu Bank)
(2) Stock Cancellations by profit
[None]
(3) Treasury Stock purchased under the Special Money Trust Contract
(Unit :KRW)

Items	Beginning	Increased	Decreased	Balance
Special Money Trust	550,000,000,000	—	—	550,000,000,000
¤	Renewal of treasury stock special money trust contract (Hana Bank, Shinhan Bank, Nonghyup, Daegu Bank)
•	Renewing contract period: May 12, 2008 ~ May 11, 2009

•	Renewed contract amount: KRW 820,400 million (increased due to the sale of treasury stocks in the treasury stock fund and the interest income)
D. Shares held by ESOA (Employee Stock Ownership Association)
(Shares, As of March 31, 2008)

Type	Beginning	Balance
Registered Common	3,613,683	3,455,955
Total	3,613,683	3,455,955
E. Voting Rights
(Shares, As of March 31, 2008)

	Number of shares	Remarks
1. Number of outstanding shares	87,186,835
2. Shares without voting rights	11,792,634	Treasury Stock
3. Shares with voting rights	75,394,201

F. Earnings and Dividend for The Past Three Fiscal Years
(Unit: Million Won)

	The 1Q 41th FY	The 40th FY	The 39th FY
Net Profit	1,031,214	3,679,431	3,206,605
EPS (Won)	13,673	48,444	40,748
Profit available for dividend	—	19,669,809	17,133,466
Cash Dividend Paid	—	756,093	621,119
Pay-out Ratio	—	20.5%	19.4%
Dividend per share (Won)	—	10,000	8,000
Dividend Yield	—	1.76%	2.56%

II. Business (Manufacturing)
1. Current Situation
(1) Market Share
(Unit: million tons, %)

	the 1Q 41th FY		the 40th FY		the 39th FY
Category	(2008.1Q)	Market share	(2007)	Market share	(2006)	Market share
Crude steel production	13.4	100	51.6	100	48.4	100
POSCO	8.2	61	31.1	60	30.1	62
Others	5.2	39	20.5	40	18.3	38
(2) Characteristics of the Steel Market
•	The steel industry supplies materials to major industries, including the automobile, shipbuilding, and electronics appliance industries.

•	Domestic sales represented around 70% and export sales represented around 30% of our total sales volume. (Major Export markets: Japan, China and South East Asia).

•	The company also maintains a made-to-order supply system and around 70% level of direct transaction are based on actual demand to secure stable business operation.
(3) Current Situation and Prospect of New Businesses
¤	Establishment of Steelworks in India
•	POSCO entered into a Memorandum of Understanding with Government of Orissa on 22nd of June, 2005 to construct an integrated steelworks and infrastructure necessary for the integrated steelworks and to develop iron ore captive mines.

•	Establishment of POSCO-India Private Limited (’05.8.25)

•	Name: POSCO-India Private Limited (POSCO-India)

•	Purchasing 1,135 acre gov’t land in principle approval of SEZ by central government (’06.9)

•	Equity participation on railroad construction project (’06.10)

•	Prospecting license applied, approved and recommended to central government (’06.12)

•	Completing plant and port environmental approval (’07.4~6)

•	Beginning construction for plant entrance road (’07.8)

•	Acquired partial government land(193acre of 605acre) and Centre approved forest diversion(’07.10)

•	Completed Socio-Economic Survey and Temporary housing provided for early movers. (’08.2)

•	Individual Hearing in process and Awaits forest diversion approval by Supreme Court (’08.4)

2. Key Products and Raw Materials
A. Current Situation of Key Products
(Unit : hundred million won)

Business	Source of
area	sales	Items	Specific utility	Key brands	Sales (portion)
Steel	Products	Hot rolled products	Steel pipes, shipbuilding,	POSCO	25,340 (42%)
production			etc.

		Cold rolled products	Automobiles,		24,979 (41%)
Electronic appliances, etc.

		STS	Silverware, steel pipe, etc		9,392 (15%)
	Others	Byproducts, etc.	Raw material for cement,		1,009 (2%)
etc.

	Sales				- 58(-0%)
Discount
		Total			60,662 (100%)
B. Price Trends of Key Products
(Unit: thousand won/ton )

		the 1Q 41th FY	the 40th FY	the 39th FY
Items		(Jan. 1~Mar.31, 2008)	(Jan. 1~Dec.31, 2007)	(Jan. 1~Dec.31, 2006)
Hot-rolled	Domestic	630	574	553
Product	Export	639	580	515
Cold-rolled	Domestic	682	663	645
Product	Export	719	665	607
(1)	Criteria for Calculation

•	Product items and objects for calculation: sale prices of standard hot-rolled product and cold-rolled product.

•	Unit and method for calculation: The average price of each product based on its total sales during the given period, including freight.

(2)	Factors of Price Fluctuations

•	Rising domestic prices and export prices in tune with rising International price tendency due to the increasing raw materials price and the strong market.

C. Current Situation of Major Raw Materials
(Unit: hundred million won)

				Purchase
Business	Type of			amount
area	purchase	Item	Specific use	(portion)	Remarks
Steel	Raw	Iron ore	Iron ore for blast	10,369	BHPB of Australia, Rio
production	materials		furnaces	(37.9%)	Tinto, VALE of Brazil

		Coal	Coking coal: Heat	6,346	BMA of Australia,
			source for blast	(23.2%)	Rio Tinto,
			furnaces,		EVCC of Canada
			Smokeless coal:
			Sintering fuel

		STS	Key materials for	5,724	Nickel, Fe-Cr,
		materials	STS production	(20.9%)	STS scrap iron, etc.

		Other raw	Other materials for	4,889	Iron material,
		materials	iron making,	(18.0%)	Alloy iron, Nonferrous
			steelmaking		metal, Limestone, etc.
Total				27,328
D. Price Trends of Key Materials
(Unit: thousand won/ton)

Category	The 1Q 41th FY	The 40th FY	The 39th FY
Iron ore	79	61	54
Coal	113	101	109
Scrap iron	392	316	248
Nickel	27,639	38,368	21,227
(1) Criteria for Calculation
     The unit price is based on costs calculated at the point of storage.
     (CIF+customs duty+unloading+other costs)
(2) Key Factors in Price Fluctuations
     A. Iron ore

	(2006)		(2007)		(2008.1Q)

Trend of purchase price (CFR):	$55/ton	à	$63.6/ton	à	$80.2/ton
     B. Coal

	(2006)		(2007)		(2008.1Q)

Trend of purchase price (CFR):	$111/ton	à	$104/ton	à	$115.6/ton

     C. Scrap iron

	(2006)		(2007)		(2008.1Q)

Trend of purchase price (CFR):	$254/ton	à	$330/ton	à	$402/ton
     D. Nickel

	(2006)		(2007)		(2008.1Q)

Trend of LME price (CIF):	U$21,654/ton	à	U$40,619/ton	à	U$28,853/ton
¤ CIF: Cost, Insurance and Freight
3. Production and Facilities
A. Production capacity
(Unit: Thousand Ton)

Items	The 1Q 41th FY	The 40th FY	The 39th FY
Pohang Works	3,750	14,300	13,300
Gwangyang Works	4,500	16,700	16,700
Total	8,250	31,000	30,000

*	Capacity of steel production has increased due to the operation of the DeP-Converter of Gwangyang Works (December 30, 2007) and productivity improvement.
B. Production and Capacity Utilization Rate

(1) Production	(Unit: Thousand Ton)

Items		The 1Q 41th FY	The 40th FY	The 39th FY
Crude Steel	Pohang	3,570	13,659	12,600
	Gwangyang	4,647	17,405	17,453

Total		8,217	31,604	30,053

HR Products	Pohang	834	3,101	2,513
	Gwangyang	1,349	5,054	6,255
CR Products	Pohang	432	1,332	1,113
	Gwangyang	1,166	4,375	4,484
Coated Steel	Pohang	73	318	442
	Gwangyang	992	3,641	3,145
PO	Gwangyang	602	2,178	1,729
Electrical Steel	Pohang	245	910	668
Plate	Pohang	1,141	3,816	3,635
Wire Rod	Pohang	492	2,006	1,853
STS	Pohang	339	1,598	1,899
Others	Pohang	137	442	486
	Gwangyang	160	956	682
	Pohang	3,693	13,523	12,609
	Gwangyang	4,269	16,204	16,295

Total Products		7,962	29,727	28,904

(2)	Capacity Utilization Rate for 1Q 2008 in Terms of Crude Steel Production
(Unit: Thousand Ton)

Items	Capacity	Production	Utilization Rate
Pohang Works	3,750	3,570	95.2%
Gwangyang Works	4,500	4,647	103.3%

Total	8,250	8,217	99.6%

•  Utilization Rate = Production/ Production Capacity.
C. Production Facilities

(1) Book Value of Fixed Assets	(Unit: Million Won)

		Beginning Book				Ending Book
	Items	Balance	Increased	Decreased	Depreciation	Balance
Pohang	Land	385,526		—	—	385,526
	Building	1,152,685	24,581	☐644	20,278	1,156,344
	Structures	786,483	10,043	—	13,797	782,729
	Machinery & Equipment	4,611,086	238,929	☐14,072	226,439	4,609,504
	Vehicles	22,846	338	☐236	2,379	20,569
	Tools and Fixtures	10,275	973	☐404	1,618	9,226
	Furniture & Others	30,938	4,338	☐320	2,758	32,198
	Lease	10,829	—	—	160	10,669

Gwangyang	Land	474,824	—	—	—	474,824
	Building	867,217	6,578	Δ1,143	21,114	851,538
	Structures	687,213	1,301	—	15,062	673,452
	Machinery & Equipment	2,897,007	187,029	Δ53,459	142,083	2,888,494
	Vehicles	5,883	542	Δ34	470	5,921
	Tools and Fixtures	9,515	12,076	Δ638	2,068	18,885
	Furniture & Others	7,181	2,017	Δ106	926	8,166
     (2) Major Capital Expenditures

(a) Investments under construction	(Unit: Hundred Million Won)

				Invested	Amount
				Amount	to be
Items	Date	Project	Total Investment	(2008)	invested
Expansion	’07.11~’09.05	P) Installation of STS Continous		451
		tandem Rolling Mill	2,971	(92)	2,520
	’07.08~’09.08	P) Capacity expansion of		397
		Electrical Steel	2,824	(121)	2,427

				Invested	Amount
				Amount	to be
Items	Date	Project	Total Investment	(2008)	invested
				205
	’07.10~’08.12	P) Installation of EGL	993	(58)	788
				152
Rationalization /Replacement	’07.10~’09.04	G) Capacity Expansion of #2 CR PCM	2,260	(79)	2,108
	’06.11~’08.12	P) Production Increase of Plate		257
		Products	860	(18)	603
	’07,10~’09.02	G) Rationalization of Slag
		Granulation facility of the #2,3		60
		Blast Furnace	372	(18)	312
				4,361
Others			14,693	(1,100)	10,332

				5,883
Total			24,973	(1,486)	19,090

(b) Planned investments	(Unit: Hundred Million Won)

		Planned investments
		The 41th	The 42th	The 43th
Location	Project	FY	FY	FY
Pohang	Expansion of Steel Making	3,043	8,579	1,411
	Complement of Stainless 400s facility	152	248	20
	Others	11,704	12,686	13,144
Gwangyang	Capacity Expansion of Plate	3,652	11,761	2,385
	Construction of the #5 Coke Plant and the #5 Sintering Plant	1,820	5,865	11,326
	Others	11,041	10,673	5,582

Total		31,412	49,812	33,868

4. Sales

A. Breakdown of Steel Product Sales	(Unit: Hundred Million Won)

		The 1Q 41th FY	The 1Q 40th FY	The 39th FY
Items		(’08.1.1~3.31)	(’07.1.1~3.31)	(’06.1.1~12.31)
Hot Rolled Products	Domestic	21,430	16,785	67,119
	Export	3,910	4,162	16,012

	Total	25,340	20,947	83,131

Cold Rolled Products	Domestic	13,995	11,789	43,673
	Export	10,984	8,280	28,250

	Total	24,979	20,069	71,923

Stainless Steel	Domestic	6,305	9,792	24,446
	Export	3,087	5,503	18,546

	Total	9,392	15,295	42,992

Others	Domestic	1,009	759	2,587
	Export	0	0	8

	Total	1,009	759	2,595

		The 1Q 41th FY	The 1Q 40th FY	The 39th FY
Items		(’08.1.1~3.31)	(’07.1.1~3.31)	(’06.1.1~12.31)
Subtotal	Domestic	42,739	39,125	137,825
	Export	17,981	17,945	62,816

	Total	60,720	57,070	200,641

Discount		Δ58	Δ60	Δ207

Total		60,662	57,010	200,434

B. Marketing organization, channel and strategy
(1)	Organization

Hot Rolled Steel Sales Dept., API Steel Sales Dept., Plate Sales Dept., Wire Rod Sales Dept., Cold Rolled Steel Sales Dept., Plate Products Sales SCM Dept., Automotive Flat Products Sales Dept., Automotive Flat Products Export Dept., Coated Steel Sales Dept., Electrical Steel Sheet Sales Dept., Stainless Steel Division., Marketing Strategy Dept., Sales & Production Planning Dept., Sales Logistics Dept., Market Development Dept., Production Order & Process Dept., Technical Service Dept., Automotive Flat Products Service Dept.

¤ Change after 1Q 41th Fiscal Year: Establishment of Automotive Flat Products Service Dept.
(April 15, 2008)
(2)	Sales Channel
i)	Direct sales: POSCO sells directly to its customers

ii)	Indirect Sales
•	Domestic market: Sales agents, e-sales or POSTEEL

•	Overseas Market: Trading Companies
(3)	Sales Condition
•	Domestic Sales: Credit sales based on production to order or cash

•	Export Sales: Sales based on irrevocable Letter of Credit(L/C), Documents against Payments(D/P), Documents against Acceptance(D/A), Telegraphic Transfer (T/T)
(4)	Sales strategies
•	Reinforcement of global marketing
•	Raise partnership with core customers

•	Coordinate functions and roles of sales channel

•	Reinforce market forecasting & corresponding power
•	Promotion of Strategic Products
•	Extension of Strategic Products and Core Strategic Products Sales

•	Extension of development of High value steel new demand and Sales
•	Enhancement of cost-competitiveness
•	Setting up an optimal distribution system and improving service

•	Enhance productivity and efficiency of inventory management
5. Related to the Derivatives
     A. Currency Forward Contracts

     [None]
B. Nickel Future Contracts
     [None]
6. Important contracts

	Date	Remarks
Investment Plan for Manganese mine in South Africa	’08.4	invest $200 million to buy a 13 percent stake in a Kalahari manganese mine in South Africa by joining an international consortium led by Pallinghurst
¤	Refer to 6-K other important facts
7. Research & Development
A. R & D Organization

	Organization	Staff
	Technology Development Department	93
In-house	Environment &Energy Dept.	16
	Technical Research Laboratory (Group)	736
Independent	Research Institute of Industrial Science and Technology	380
	POSTECH	993

B. R&D Expenses	(Unit: Million Won)

	The 1Q 41th FY	The 40th FY	The 39th FY
Raw Materials	11,971	49,552	42,234
Labor cost	10,408	38,635	34,261
Depreciation	8,895	32,822	28,059
Subcontract	30,186	96,200	93,068
Other Expense	24,305	104,425	67,987
Total	85,765	321,634	265,609
(R&D/Sales Ratio)*100	1.41%	1.45%	1.33%
8. Other information for investment decision making

A. Funding from domestic market	(Unit: Million Won)

Source	Beginning	Increase (Decrease)	Ending Balance
From Money Market	45,100	—	45,100
Banks	—	—	—
Others	45,100	—	45,100
From Capital Market	1,500,000	—	1,500,000
Bond (private)	—	—	—
Bond (public)	—	—	—
Others	—	—	—
Total	1,545,100	—	1,545,100

B. Funding from overseas	(Unit: Million Won)

Source	Beginning	Increase (Decrease)	Ending Balance
Financial Institutions	91,726	97,353 (54,057)	135,022
Bond	1,128,307	185,626	1,313,933
Equity	—	—	—
Others	957	54	1,011
Total	1,220,990	283,033 (54,057)	1,449,966

*	Increases including gain/loss on foreign currency translation

III. Financial Statements
1. Summary of Unconsolidated Financial Statements
(Unit: million won)

Item	The 1Q 41th FY	The 40th FY	The 39th FY	The 38th FY	The 37th FY
Current Assets	9,013,177	8,767,894	7,870,885	8,399,476	7,741,578
Quick Assets	5,947,837	5,546,615	5,136,181	5,680,632	5,632,896
Inventories	3,065,340	3,221,279	2,734,704	2,718,844	2,108,682
Fixed Assets	21,428,424	21,724,904	18,491,988	15,807,474	13,625,482
Investments Assets	7,922,893	8,165,314	5,658,395	4,501,880	3,919,904
Tangible Assets	13,175,404	13,201,649	12,466,116	10,898,679	9,203,062
Intangible Assets	199,242	211,975	229,418	277,893	363,244
Other Fixed Assets	130,885	145,966	138,059	129,022	139,272
Total Assets	30,441,601	30,492,798	26,362,873	24,206,950	21,367,060
Current Liabilities	2,750,610	2,811,807	1,746,904	3,776,633	3,221,400
Fixed Liabilities	3,077,446	3,177,759	2,824,311	919,860	2,035,816
Total Liabilities	5,828,056	5,989,566	4,571,215	4,696,493	5,257,216
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	4,160,178	4,160,785	4,002,107	3,929,037	3,834,311
Retained Earnings	22,232,889	21,768,227	18,743,894	16,173,776	12,864,139
Capital Adjustments	(-)2,822,783	(-)2,785,951	(-)1,740,677	(-)1,029,192	(-)750,131
Accumulated Other Comprehensive Income	560,858	877,768	303,931	(-)45,567	(-)320,878
Total Shareholders’ Equity	24,613,545	24,503,232	21,791,658	19,510,457	16,109,844
Sales	6,066,183	22,206,685	20,043,409	21,695,044	19,792,478
Operating Income	1,273,651	4,308,275	3,892,307	5,911,886	5,053,728
Net Income	1,031,214	3,679,431	3,206,605	3,994,565	3,826,016
2. Items to pay attention for use of Financial Statements
A. Principles to write Financial Statements

     The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant’s audit opinions on Financial Statement.
B. Any violations against GAAP
(1) Violations, which need to amend Financial Statements
     [None]
(2) Violations, which are not related with amendment of Financial Statements
     [None]
3. Unconsolidated Financial Statements
A. Balance Sheet
     Refer to the attached review report as of March 31, 2008
B. Income Statements
     Refer to the attached review report as of March 31, 2008
C. The Note in the Financial Statement
     Refer to the auditor’s note in financial statement
D. The Financial Statement before and after amendment in this quarter
     [None]
4. Consolidated Financial Statements

A. Summary for the Fiscal Years 2003 through 2007	(Unit: million won)

	The 40th FY	The 39th FY	The 38th FY	The 37th FY	The 36th FY
Current Assets	14,393,533	12,236,953	11,640,335	10,487,816	7,621,598
Quick Assets	9,491,517	8,218,748	7,847,742	7,422,294	5,553,227
Inventories	4,902,016	4,018,205	3,792,593	3,065,522	2,068,371
Fixes Assets	21,881,230	18,912,120	15,866,975	13,641,144	13,146,951
Investments Assets	5,239,026	3,239,689	2,877,288	2,428,279	2,419,709
Tangible Assets	15,581,765	14,643,120	12,271,710	10,440,291	9,845,776
Intangible Assets	570,779	557,082	453,709	496,315	474,496
Other Fixed Assets	489,660	472,229	264,268	276,259	406,970
Total Assets	36,274,763	31,149,073	27,507,310	24,128,960	20,768,549
Current Liabilities	6,624,615	5,082,295	5,881,563	4,995,018	4,171,918

	The 40th FY	The 39th FY	The 38th FY	The 37th FY	The 36th FY
Fixed Liabilities	4,532,408	3,665,036	1,752,070	2,747,886	3,347,064
Total Liabilities	11,157,023	8,747,331	7,633,633	7,742,904	7,518,982
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	4,176,592	4,035,273	3,991,409	3,895,378	3,828,773
Retained Earnings	21,767,302	18,863,333	16,168,892	12,851,118	9,875,080
Capital Adjustments	(-)2,727,147	(-)1,678,229	(-)965,433	(-)703,328	(-)854,098
Accumulated Other Comprehensive Income	784,933	209,754	(-)188,264	(-)447,406	(-)375,890
Minority Interest	633,657	489,208	384,670	307,891	293,299
Total Shareholders’ Equity	25,117,740	22,401,742	19,873,677	16,386,056	13,249,567
Total Sales	31,607,741	25,842,326	26,301,788	23,973,053	17,789,237
Operating Income	4,919,862	4,389,147	6,083,276	5,319,420	3,262,981
Net Income from Continuing Operations	3,677,964	3,353,082	4,006,993	3,841,264	2,017,000
Net Income	3,677,964	3,353,082	4,006,993	3,841,264	2,017,000
Consolidated Net Profit	3,558,660	3,314,181	4,022,492	3,814,225	1,995,983
Number of Consolidated Companies	63	52	47	38	35
B. Items to pay attention for use of Financial Statements
(1) Principles for preparation of Financial Statements
The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and applied each company’s final financial statements.
C. Consolidated Financial Statements
(1) Consolidated Balance Sheet
Refer to the 40th Consolidated Financial Statements as of December 31, 2007
(2) Consolidated Income Statements
Refer to the 40th Consolidated Financial Statements as of December 31, 2007
5. Divisional Financial Status
A. Divisional Financial Information
     [None]

B. Regional Financial Information
     [None]
6. Financial Statement before and after Merger & Acquisition
A. The Overview of Consolidation
     [None]
B. Financial Statement before and after Consolidation
     [None]
C. Issues related Consolidation
     [None]

IV. Current Situation on Corporate Governance and Company Affiliates
1. Overview of Corporate Governance
A. Board of Directors
(1) Board of Directors
     Our board of directors has the ultimate responsibility for the management of our business affairs. Under our articles of incorporation, our board consists of six directors who also act as our Executive Directors and nine directors who are to be Independent Non-Executive Directors. Our shareholders elect both Executive Directors and Independent Non-Executive Directors at a general meeting of shareholders. Candidates for Executive Directors are recommended to the shareholders by the board of directors after the board reviews such candidates’ qualifications. And candidates for Independent Non-Executive Directors are recommended to the shareholders by a separate board committee consisted of three Independent Non-Executive Directors and one Executive Director (the “Director Candidate Recommendation Committee”) after the committee reviewing such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may suggest candidates as Independent Non-Executive Directors to the Director Recommendation Committee.
     Our board of directors maintains the following six sub-committees:
•	Director Candidate Recommendation Committee;

•	Evaluation and Compensation Committee;

•	Finance and Operation Committee;

•	Executive Management Committee;

•	Audit Committee; and

•	Insider Trading Committee.
☐	Composition of special committees under the Board of Directors and their functions

Category	Composition	Directors	Major functions
Director Candidate Recommendation Committee	3 independent non-executive directors 1 executive director	Park, Won-Soon Sun, Wook Ahn, Charles Choi, Jong-Tae
-  Evaluation of the qualifications of director candidates and recommendation of Independent non-executive director candidates
-  Advance screening for nominating representative director and members of special committee(s)

Evaluation and Compensation Committee	4 independent non-executive directors	Park, Young-Ju Suh, Yoon-Suk Ahn, Charles	- To establish management succession and development plans - To establish executives evaluation and

Category	Composition	Directors	Major functions
		Huh, Sung-Kwan	compensation plan and to take necessary measures to execute such plans
- To pre-deliberate on remuneration and retirement allowance of directors

Finance & Operation Committee	3 independent non-executive directors 2 executive directors	Huh, Sung-Kwan Park, Young-Ju Park, Won-Soon Yoon, Seok-Man Lee, Dong-Hee
-  Advance deliberation on crucial new investment in outside companies
-  Advance deliberation on the revision and abolition of regulations regarding the operation of the Board of Directors
-  Deliberation and resolution on financial matters, and on donations between 100 million and 1 billion won

		Suh, Yoon-Suk	- Audit of corporate accounting and business operations
Audit Committee	4 independent non-executive directors	Jeffrey D. Jones Sun, Wook Park, Sang-Yong	- Creation of audit report on closing accounts, and reporting to the shareholders meeting

Insider Trading Committee	4 independent non-executive directors	Suh,Yoon-Suk Jeffrey D. Jones Sun, Wook Park, Sang-Yong
-  Preliminary deliberation of internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (exceeding KRW 10 billion in transaction amount)
-  Make resolutions on internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (between KRW 5 billion and 10 billion in transaction amount)

Executive Management Committee	6 executive directors	Lee, Ku-Taek Yoon, Seok-Man Chung, Joon-Yang Cho, Soung-Sik Lee, Dong-Hee Choi, Jong-Tae
-  Advance deliberation on and approval of in- house investment schemes
-  Deliberation on important subjects regarding hierarchical structure, development and adjustment of human resource
-  Deliberation on important subjects regarding working policy, and changes to welfare

(2) Establishment and composition of the Director Candidate Recommendation and Evaluation Committee
•	Changed the name from the Director Candidate Recommendation Committee (March 17, 2000) to the Director Candidate Recommendation and Evaluation Committee. (March 15, 2002)

•	Set up the Director Candidate Recommendation Committee. (March 12, 2004)

O Composition of the Director Candidate Recommendation Committee

Park, Won-Soon (Chairman)	Independent Non- Executive Director	<Satisfies the regulation requiring that more than 50% of directors should be from outside >
- Independent non-executive director (3), Executive directors (1):
Sun, Wook (member)	Independent Non- Executive Director	Pursuant to 3 of Clause 16 under Article 191 in the Securities Exchange Act (Correspondingly applying 2 of Clause 5 of under Article 54 in the Securities Exchange Act)
Ahn, Charles (member)	Independent Non- Executive Director
Choi, Jong-Tae (member)	Executive Director
¤	Changes in composition of Director Candidate Recommendation committee after 1Q 2008
•	Elected Sun, Wook as a member of Director Candidate Recommendation committee. (’08.4.18)
(3) List of outside directors

Relation with
majority
Name	Experience	shareholder	Remarks
	- Professor at Ewha Womans’ Univ.		President Board of Director
Suh, Yoon-Suk	- Former Head of the Business School at Ewha Womans’ Univ.)	None

- CEO and President of Eagon Co.
Park, Young-Ju	- Vice-President of the Federation of Korean Industries(FKI)	”

- American Lawyer at Kim&Jang Law Office
Jeffrey D. Jones	- Former Chairman of the American Chamber of Commerce in Korea	”

- Standing Chairman of the Hope Institute
- Standing Chairman of the Beautiful Foundation
Park,Won-Soon	- Chairman of Korea Human Rights Foundation	”

- Former President & CEO, Samsung Human Resources Development Center
Sun, Wook	- Full-time counsellor, Samsung SDI	”

- President & CEO, AhnLab, Inc.
Ahn, Charles	- Former president of Board of Director, AnLab Inc.	”

Huh, Sung-Kwan	- President Gwangju Institute Science & Technology
	- Former Professor at Dong-A Univ.	”

Relation with
majority
Name	Experience	shareholder	Remarks
- Former Minister of Gov’t Administration & Home Affairs

- Professor at Yonsei Univ.
Park, Sang-Yong	- Former President of the Korea Securities Research Institute	”
¤	Halfway Retirement of Independent Non-Executive Director (’08. 3. 6): Jun, Kwang-Woo

¤	Suh, Yoon-Suk was appointed President of the Board of Directors (’08.4.18)
(4) Whether a director is covered by damage liability insurance or not

Accumulated Payment
Name	(including this Quarter)	Ceiling of Insurance	Remarks
All directors	4.05 billion won	50 billion won	- Since Feb. 22, 1999
¤ List of key activities of the Board of Directors (Jan. 1, 2008 — April 18, 2008)

Session	Date	Agenda	Approval
2008-1	Jan.10	1. Approval of Financial Statements for the 40th Fiscal Year & Convening Schedule of the 40th Annual General Meeting of Shareholders	All 2 cases Approved
2. Contribution Plan for In-House Labor Welfare Fund
2008-2	Jan.29	1. Agenda for the 40th Ordinary General Meeting of Shareholders	All 2 cases

		2. Executive Director Candidate Recommendation	Approved

1. Appointment of Chairman of Board of Directors
2008-3	Feb.22	2. Appointment of Positions for President and Executive Directors
		3. Appointment of Special Committee Members	All 4 cases
		4. Approval of Designation of Position for Executive Officer	Approved

1. Appointment of Chairman of Board of Directors
2. Appointment of Special Committee Members
3. Investment Plan for Manganese mine in South Africa with Pallinghurst
2008-4	Apr.18	4. Plan for capital increase to improve Non Oriented Electric Steel Sheet of SHUNPO(POSCO-GD)	All 8 cases Approved
5. Construction of the #5 Coke Plant and the #5 Sintering Plant of Gwangyang Works
6. Investment Plan for improvement of Raw Material Processing
7. Contribution Plan for POSCO Educational Foundation
8. Treasury Stock Specific Money Trust Contract Renewal
O Major activities of outside directors on the Board of Directors (Jan. 1, 2008 — April 18, 2008)

Session	Date	Number of participating outside directors	Remarks
2008-1	Jan.10	7 persons
2008-2	Jan.29	9 persons

Session	Date	Number of participating outside directors	Remarks
2008-3	Feb.22	9 persons
2008-4	Apr.18	7 persons
5) Composition of committees and their activities (Jan. 1, 2008 — April 18, 2008)
O Major activities of Director Candidate Recommendation Committee

Session	Date	Agenda	Approval
		1. Assessment of Qualifications of Executive Director	—
2008-1	Jan.28	2. Assessment of Qualifications and Recommendation of Independent Non-Executive Directors	Approved

		1. Approval of Designation of Position for Executive Officers	—
2008-2	Feb.22	2. Appointment of Special Committee Members	—
		3. Appointment of Positions for Executive Directors	—

2008-3	Apr.18	1. Appointment of Special Committee Members	—
O Major activities of Evaluation and Compensation Committee

Session	Date	Agenda	Approval
2008-1	Jan.10	Evaluation of ’07 Management Result	—
O Major activities of Finance & Operation Committee

Session	Date	Agenda	Approval
2008-1	Jan.10	Contribution Plan for In-House Labor Welfare Fund	—

2008-2	Jan.29	Capital Increase and payment guarantees for POSAM	Approved

		1. Investment Plan for Manganese mine in South Africa with Pallinghurst	—
2008-3	Apr.18	2. Plan for capital increase to improve Non Oriented Electric Steel Sheet of SHUNPO(POSCO-GD)	—
O Major activities of Insider Trading Committee

Session	Date	Agenda	Approval
		1. Transfer Plan of Pohang CTS Operation Right to POSCO Terminal Co., Ltd.	Approved
2008-1	Jan.10	2. Fair Trading Program Operating Result and Plan	—

2008-2	Jan.28	Transfer Pohang Calcination Facilities to POSREC	Approved

		1. Contribution Plan for POSCO Educational Foundation	—
2008-3	Apr.17	2. Change of the Manager of Fair Trading Program	Approved

O Major activities of Executive Management Committee

Session	Date	Agenda	Approval
2008-1	Jan.22	Plan for the Site Formation of Coal Gas Operations	Disapproved

2008-2	Feb.26	3 Cases including Rationalization of Materials Process Facilities at Pohang and Gwangyang Works	Approved

2008-3	Mar.11	Construction of the #5 Coke Plant and #5 Sintering Plant of Gwangyang Works	—

2008-4	Mar.25	Investment Plan for improvement of Raw Material Processing	—

2008-5	Apr.22	1. Second improvement of #4 Blast Furnace of Pohang Works	All 4 Cases Approved
2. Improvement of #4 Sintering Plant of Pohang Works and Construction of Selective Granulator of Fine Iron Ore
3. Plan for the Site Formation of Coal Gas Operations
4. Plan for technology sales to overseas investment corporation
B. Audit Committee
     Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Securities Exchange Act. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of four Independent Non-Executive Directors. Members of our Audit Committee are Yoon-Suk Suh (committee chair), Jeffrey D. Jones, Wook Sun and Sang-Yong Park.
     The duties of the Audit Committee include:
•	Engaging independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	Reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.
     In addition, in connection with Ordinary meetings of Shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds regular meetings at least once each quarter, and more frequently as needed.

O Composition of the Audit Committee (auditors)

Name	Experience	Qualifications	Remarks
Suh, Yoon-Suk	Professor of the Business School at Ewha	Satisfies requirements in the articles of incorporation	Chairman
Womans’ Univ

Jeffrey D. Jones	American Lawyer at Kim&Jang Law Office

Sun, Wook	Former President & CEO, Samsung Human
Resources Development Center

Park, Sang-Yong	Professor of the Business School at Yonsei Univ.
O Major activities of the audit committee (auditors) (Jan. 1, 2008 — April 18, 2008)

Session	Date	Agenda	Approval
2008-1	Jan.10	• Report Agendas	3 members
		- Reporting of operations of the Internal Audit System in 2007	Participating

2008-2	Jan.28	• Deliberation Agendas
- Assessment of operations of the Internal Audit System in 2007
- Results of the audit of account for the 40th Fiscal Year
		- Appointment of External Auditor	Approved
• Report Agendas
- Overview Results of the audit of account for the 40th FY by External Auditor

2008-3	Feb.22	• Deliberation Agenda
		- Appointment of Internal Audit Manager	Approved

2008-4	Apr.17	• Deliberation Agenda
- Approval of Audit and Non-Audit Services to POSCO and POSCO’s subsidiaries
• Report Agendas
		- Results of the audit of account for the 1Q 41th Fiscal Year	Approved
- Reporting the 40th Fiscal Year results of the audit of Consolidated and US GAAP finance statements
- Operating Plan in 2008
C. Voting Rights by Shareholders
     (1) Whether to Adopt the Cumulative Voting System
☐	Introduced the Cumulative Voting System at the 36th ordinary general meeting of shareholders on March 12, 2004.
     (2) Whether to Adopt Voting by Mail
☐	Introduced the Voting-by-Mail System at the 36th Ordinary General meeting of shareholders on Mar. 12, 2004.
     (3) Execution of Voting Rights by Minority Shareholders

     [None]
D. Compensation of Directors and Officers
(1)	Current situation of salary to directors (including outside directors) and members of the Audit Committee (auditors)

Average payment
	Total payment	Ceiling amount approved at	per person
Category	(1Q 2008)	shareholders Meeting	(1Q 2008)	Remarks
Executive Director	924 million won		154million won
Independent				Including
Non-Executive	138 million won	6 billion won	15 million won	4 members of
Director				Audit Committee
Total	1,062 million won		71million won
(2) List of Stock Options Presented to Executives
(As of March 31, 2008)

		Number of Share			Exercising	Exercising
Date of Grant	Name	Grant	Exercise	Remaining	Period	Price
	Ku-Take Lee	45,184	34,518	10,666
	Tae-Hyun Hwang	9,037	9,037	0
	Dong-Jin Kim	9,037	7,903	1,134
Jul 23, 2001	Chin-Choon Kim	9,037	9,037	0	July 24, 2003	KRW 98,900
	Jong-Tae Choi	9,037	7,903	1,134	~July 23, 2008
	Jae-Young Chung	2,259	0	2,259
	Jong-Won Lim	2,259	0	2,259
	Woo-Hee Park	2,259	1,200	1,059

Apr. 27, 2002	Chang-Ho Kim	9,316	931	8,385	April 28, 2004	KRW 136,400
	Chang-Kwan Oh	9,316	3,931	5,385	~ April 27,2009

Sep.18 2002	Suk-Man Youn	11,179	6,000	5,179	Sep. 19, 2004	KRW 116,100
	Young-Tae Keon	9,316	931	8,385	~Sep. 18, 2009

	Kim,E. Han	2,401	0	2,401
	Dong-Jin Kim	1,921	192	1,729
	Tae-Hyun Hwang	1,921	192	1,729
	Youn Lee	1,921	192	1,729
	Seong-Sik Cho	1,921	192	1,729
Apr. 26, 2003	Jong-Tae Choi	1,921	192	1,729	April 27, 2005	KRW102,900
	Hyun-Shik,Chang	9,604	9604	0	~April 26, 2010
	Oh-Joon, Kwon	9,604	8,604	1,000
	Dong-Hwa, Chung	9,604	5,960	3,644
	Jin-Il, Kim	9,604	9,492	112
	Dong-Hee, Lee	9,604	5,960	3,644
	Sang-Young, Lee	9,604	5,460	4,144

	Ku-Taek Lee	49,000	0	49,000
	Kyeong-Ryul Ryoo	4,900	0	4,900
	Suk-Man Youn	7,840	0	7,840
Jul. 23, 2004	Dong-Jin Kim	7,840	0	7,840	July 24, 2006	KRW 151,700
	Youn Lee	7,840	0	7,840	~July 23, 2011
	Joon Yang Chung	4,900	0	4,900
	Young Ju Park	1,862	0	1,862

		Number of Share			Exercising	Exercising
Date of Grant	Name	Grant	Exercise	Remaining	Period	Price
	Yoon Suk Suh	1,862	500	1,362
	Keel Sou Chung	9,800	0	9,800
	Sang Wook Ha	9,800	0	9,800
	Sang Young Kim	9,800	0	9,800
	Young Suk Lee	9,800	0	9,800
	Sang Myun Kim	9,800	7,000	2,800
	Kun Soo Lee	9,800	1,000	8,800
	Ki Chul Shin	9,800	0	9,800
	Kyu Jeong Lee	9,800	5,000	4,800
	Byung Ki Jang	9,800	1,800	8,000

	Jong Doo Choi	2,000	0	2,000
	Nam Suk Hur	2,000	0	2,000
	Jun Gil Cho	10,000	0	10,000
Apr. 28, 2005	Yong Ghul Yoon	10,000	0	10,000	April 29, 2007	KRW 194,900
	Noi Ha Cho	10,000	0	10,000	~April 28, 2012
	Wook Sun	2,000	0	2,000
	Charles Ahn	2,000	0	2,000

	Total	409,110	142,731	266,379

¤	The Stock Option Program was terminated at the 38th Ordinary General Meeting of Shareholders(’06.2.24)

V. Others
A. Results of POSCO’s 40th Ordinary General Meeting of Shareholders
1.	Approval of Balance Sheet, Income Statement, and the Statement of Appropriation of Retained Earnings for the 40th Fiscal Year

- Total Assets (KRW)	:	30,492,798	million
- Total Liabilities (KRW)	:	5,989,566	million
- Paid-in Capital (KRW)	:	482,403	million
- Shareholder’s Equity (KRW)	:	24,503,232	million
- Sales (KRW)	:	22,206,685	million
- Operating Income (KRW)	:	4,308,275	million
- Net Profit (KRW) - Net Profit per Share (KRW)	: :	3,679,431 48,444	million
2. Election of the Directors
2-1. Election of Independent Non-executive Director

			Transaction with	Relationship
	Date of Birth		POSCO for the last	with major
Name	Nominated by	Major Experience	3 years	shareholder	Tenure
Jan. 22, 1962

Ahn, Charles	Director Candidate Recommendation Committee	Chairman of The Board, AhnLab, Inc.	Granted Stock Option Right with 2,000 shares	None	3 years
2-2. Election of Independent Non-Executive Directors as Audit Committee Members

			Transaction with	Relationship
	Date of Birth		POSCO for the last	with major
Name	Nominated by	Major Experience	3 years	shareholder	Tenure
Jun. 24, 1945
Sun, Wook	Director Candidate Recommendation Committee	CEO, Nong Shim Co., Ltd.	Granted Stock Option Right with 2,000shares	None	3 years

Feb. 21, 1951
Park, Sang-Yong	Director Candidate Recommendation Committee	Professor, Yonsei University	None	None	3 years

2-3. Election of Executive Director

			Transaction with	Relationship
	Date of Birth		POSCO for the last	with major
Name	Nominated by	Major Experience	3 years	shareholder	Tenure
Choi, Jong-Tae	Sep. 20, 1949 Board of Directors	Senior Executive Vice President, (Chief Staff Officer) POSCO	None	None	3 years
3. Approval of Limit of Total Remuneration for Directors

	The 40th Fiscal Year	The 41th Fiscal Year
	(2007)	(2008)
Number of Directors (Independent Non-Executive	15	15
Directors)	(9)	(9)

Ceiling Amount of Total Remuneration	KRW 6.0 billion	KRW 6.0 billion

POSCO
Non-Consolidated Financial Statements
March 31, 2008
(With Independent Accountants’ Review Report Thereon)

Independent Accountants’ Review Report
Based on a report originally issued in Korean
The Board of Directors and Shareholders of
POSCO:
We have reviewed the accompanying non-consolidated balance sheet of POSCO (the “Company”) as of March 31, 2008, and the related non-consolidated statements of income, changes in shareholders’ equity and cash flows for the three-month period ended March 31, 2008. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these non-consolidated financial statements based on our review. The accompanying non-consolidated statements of income and cash flows of the Company for the three-month period ended March 31, 2007, were reviewed by Samil PricewaterhouseCoopers whose report thereon dated May 9, 2007, stated that they were not aware of any material modifications that should be made to these statements in order for them to be in conformity with generally accepted accounting principles in the Republic of Korea.
We conducted our review in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These Standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our review, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.
The non-consolidated balance sheet as of December 31, 2007, and the related non-consolidated statements of income, appropriation of retained earnings, changes in shareholders’ equity and cash flows for the year then ended, which are not accompanying this report, were audited by Samil PricewaterhouseCoopers, whose report thereon dated February 11, 2008, expressed an unqualified opinion on those statements. The accompanying non-consolidated balance sheet as of December 31, 2007, presented for comparative purposes, is not different from that included in the audited financial statement noted above in all material respects.

The following matters may be helpful to the readers in their understanding of the financial statements:
As discussed in note 2 to the non-consolidated financial statements, accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.
Seoul, Korea
May 6, 2008
This report is effective as of May 6, 2008, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

POSCO
Non-Consolidated Balance Sheets
As of March 31, 2008 and December 31, 2007
(Unaudited)

(in millions of Won)	2008		2007

Assets
Cash and cash equivalents (note 3)	~~W~~	521,049	691,034
Short-term financial instruments (note 3)		1,620,563	1,443,301
Trading securities (note 6)		1,408,163	1,239,290
Current portion of held-to-maturity securities (note 7)		172,000	191,995
Trade accounts and notes receivable, net of allowance for doubtful accounts (notes 4 and 21)		2,048,345	1,894,850
Inventories (note 5)		3,065,340	3,221,279
Other accounts receivable, net of allowance for doubtful accounts (notes 4 and 21)		98,294	48,777
Other current assets (note 11)		79,423	37,368

Total current assets		9,013,177	8,767,894

Property, plant and equipment at cost (notes 8 and 22)		34,232,844	33,881,421
Less accumulated depreciation		(21,057,440)	(20,679,772)

Property, plant and equipment, net		13,175,404	13,201,649

Investment securities (notes 7 and 10)		7,920,288	8,163,412
Intangible assets (notes 9 and 22)		199,242	211,975
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts (note 4)		19,881	19,365
Long-term financial instruments (note 3)		47	47
Other non-current assets, net of allowance for doubtful accounts (note 11)		113,562	128,456

Total non-current assets		21,428,424	21,724,904

Total assets	~~W~~	30,441,601	30,492,798

POSCO
Non-Consolidated Balance Sheets
As of March 31, 2008 and December 31, 2007
(Unaudited)

(in millions of Won)	2008		2007
Liabilities
Short-term borrowings (note 12)	~~W~~	123,230	81,293
Trade accounts and notes payable (note 21)		548,291	632,047
Current portion of long-term debt, net of discount on debentures issued (note 12)		518,843	432,134
Accrued expenses		96,196	87,949
Other accounts payable (note 21)		451,432	595,046
Withholdings		29,550	27,131
Income tax payable		787,743	823,723
Deferred income tax liabilities (note 19)		138,808	96,673
Other current liabilities (note 15)		56,517	35,811

Total current liabilities		2,750,610	2,811,807

Long-term debt, net of current portion and discount on debentures issued (note 13)		2,341,599	2,240,878
Accrued severance benefits, net (note 14)		258,738	225,404
Deferred income tax liabilities (note 19)		355,936	557,749
Other long-term liabilities (note 17)		121,173	153,728

Total liabilities		5,828,056	5,989,566

Shareholders’ Equity
Common stock of ~~W~~5,000 par value Authorized — 200,000,000 shares Issued and outstanding — 75,394,201 shares		482,403	482,403
Capital surplus		4,160,178	4,160,785
Capital adjustments, net		(2,822,783)	(2,785,952)
Accumulated other comprehensive income		560,858	877,769
Retained earnings		22,232,889	21,768,227

Total shareholders’ equity		24,613,545	24,503,232

Total liabilities and shareholders’ equity	~~W~~	30,441,601	30,492,798

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Income
For the three-month periods ended March 31, 2008 and 2007
(Unaudited)

(in millions of Won, except share information)	2008		2007

Sales (notes 21 and 22)	~~W~~	6,066,183	5,701,005
Cost of goods sold (notes 16, 21 and 24)		4,505,705	4,270,154

Gross profit		1,560,478	1,430,851
Selling and administrative expenses (note 18)		286,827	318,202

Operating profit		1,273,651	1,112,649

Non-operating income
Interest income		40,840	24,009
Dividend income		55,181	32,324
Gain on valuation of trading securities		10,411	10,591
Gain on disposal of trading securities		10,441	11,354
Gain on disposal of property, plant and equipment		1,624	3,853
Gain on foreign currency transaction		44,928	18,298
Gain on foreign currency translation		10,167	1,158
Equity in earnings of equity method accounted investments		175,118	205,344
Gain from disposal of held-for-sale assets		17,952	—
Others		26,603	32,194

		393,265	339,125

Non-operating expenses
Interest expense		28,233	20,641
Other bad debt expense		4,322	3,027
Loss on foreign currency transactions		43,665	19,413
Loss on foreign currency translation		195,123	21,752
Donations		87	67,062
Loss on disposal of property, plant and equipment		10,546	6,836
Equity in losses of equity method accounted investments		35,514	17,174
Loss on sales of accounts receivable		1,461	6,309
Others		8,076	11,162

		327,027	173,376

Income before income taxes		1,339,889	1,278,398
Income tax expense (note 19)		308,675	296,093

Net income	~~W~~	1,031,214	982,305

Basic earnings per share (note 20)	~~W~~	13,673	12,759

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Changes in Shareholders’ Equity
For the three-month periods ended March 31, 2008 and 2007
(Unaudited)

							Accumulated
							other
	Common		Capital		Capital		comprehensive		Retained
(in millions of Won)	stock		surplus		adjustment		income		earnings		Total

Balance as of Jaunuary 1, 2007	~~W~~	482,403	~~W~~	3,934,587	~~W~~	(1,670,690)	~~W~~	301,463	~~W~~	18,743,894	~~W~~	21,791,657
Cumulative effect of changes in accouinting policy		—		67,519		(69,987)		2,468		—		—
Dividends		—		—		—		—		(465,557)		(465,557)
Net income		—		—		—		—		982,305		982,305
Acquisition of treasury stock		—		—		(766,666)		—		—		(766,666)
Gain on valuation of available-for-sale securities		—		—		—		117,291		—		117,291
Changes in capital adjustment arising from equity method investments		—		—		—		50,069		—		50,069

Balance as of March 31, 2007	~~W~~	482,403	~~W~~	4,002,106	~~W~~	(2,507,343)	~~W~~	471,291	~~W~~	19,260,642	~~W~~	21,709,099

							Accumulated
							other
	Common		Capital		Capital		comprehensive		Retained
(in millions of Won)	stock		surplus		adjustment		income		earnings		Total

Balance as of Jaunuary 1, 2008	~~W~~	482,403	~~W~~	4,160,784	~~W~~	(2,785,951)	~~W~~	877,769	~~W~~	21,768,227	~~W~~	24,503,232
Dividends		—		—		—		—		(566,552)		(566,552)
Net income		—		—		—		—		1,031,214		1,031,214
Changes in capital surplus of equity method accounted investments		—		(606)		—		—				(606)
Acquisition of treasury stock		—		—		(36,832)		—		—		(36,832)
Gain on valuation of available-for-sale securities		—		—		—		(426,601)		—		(426,601)
Changes in capital adjustment arising from equity method investments		—		—		—		109,690		—		109,690

Balance as of March 31, 2008	~~W~~	482,403	~~W~~	4,160,178	~~W~~	(2,822,783)	~~W~~	560,858	~~W~~	22,232,889	~~W~~	24,613,545

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Cash Flows
For the three-month periods ended March 31, 2008 and 2007
(Unaudited)

(in millions of Won)	2008		2007

Cash flows from operating activities
Net income	~~W~~	1,031,214	~~W~~	982,305
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		466,864		388,223
Accrual of severance benefits		56,015		39,043
Gain on valuation of trading securities		(10,411)		(10,591)
Gain on disposal of trading securities		(10,441)		(11,354)
Gain from disposal of held-for-sale assets		(17,952)		—
Loss on disposal of property, plant and equipment, net		8,922		2,983
Equity in earnings of equity accounted investments, net		(139,604)		(188,170)
(Reversal of) stock compensation expense		(29,044)		33,414
Loss on foreign currency translation, net		192,321		18,936
Accrual for executive performance compensation		1,533		1,201
Loss on disposal of notes receivable		1,461		6,309
Bad debt expense for other accounts receivable and other non-current receivables		4,469		3,027
Others		(30)		9

		524,103		283,030

Changes in operating assets and liabilities
Decrease (increase) in trade accounts and notes receivable		(155,636)		8,301
Increase in other accounts and notes receivable		(53,595)		(12,052)
Increase in accrued income		(6,473)		(2,686)
Increase in prepaid expenses		(34,960)		(34,646)
Decrease (increase) in inventories		155,939		(4,021)
Increase (decrease) in trade accounts and notes payable		(83,910)		69,559
Increase (decrease) in other accounts and notes payable		(143,414)		163,171
Increase (decrease) in accrued expenses		8,248		(130,789)
Increase (decrease) in income tax payable		(35,980)		284,713
Payment of severance benefits		(25,322)		(7,414)
Decrease in income tax expense due to changes in deferred income tax liabilities		(21,990)		(17,345)
Decrease in severance benefits trust		1,813		1,764
Dividends from equity method accounted investment		42,470		48,057
Increase in other current liabilities		16,389		18,849
Others, net		5,673		(4,273)

		(330,748)		381,188

Net cash provided by operating activities		1,224,569		1,646,523
See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Cash Flows
For the three-month periods ended March 31, 2008 and 2007
(Unaudited)

(in millions of Won)	2008		2007

Cash flows from investing activities
Disposal of short-term financial instruments		791,711		258,695
Disposal of trading securities		2,076,979		2,736,719
Disposal of available-for-sale securities		476		—
Maturity of held-to-maturity securities		99,995		—
Disposal of property, plant and equipment		2,133		3,988
Disposal of equity method accounted investments		8,606		—
Disposal of other non-current asset		50,422		12,984
Acquisition of short-term financial instruments		(1,005,805)		(179,774)
Acquisition of trading securities		(2,225,000)		(2,085,591)
Acquisition of available-for-sale securities		(353)		(468,606)
Acquisition of equity method accounted investments		(123,586)		(46,922)
Acquisition of held-to-maturity securities		(80,000)		—
Acquisition of other non-current asset		(16,216)		(12,819)
Acquisition of property, plant and equipment		(430,727)		(529,819)
Acquisition of intangible assets		(3,439)		(1,629)
Others		(5,702)		(5,020)

Net cash used in investing activities		(860,506)		(317,794)

Cash flows from financing activities
Proceeds from short-term borrowings		91,063		200,000
Acquisition of treasury stock		—		(766,666)
Repayment of short-term borrowings		(53,816)		—
Repayment of current portion of long-term debt		(216)		(191)
Payment of cash dividends		(566,552)		(465,558)
Others		(4,527)		(3,897)

Net cash used in financing activities		(534,048)		(1,036,312)

Net increase (decrease) in cash and cash equivalents		(169,985)		292,417

Cash and cash equivalents
Cash and cash equivalents at beginning of the year		691,034		512,421

Cash and cash equivalents at end of the year	~~W~~	521,049	~~W~~	804,838

See accompanying notes to non-consolidated financial statements.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

1. The Company
POSCO (the “Company”) was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets. The Company owns and operates two steel plants in Korea. Annual production capacity is 33,000 thousand tons: 15,000 thousand tons at the Pohang mill, and 18,000 thousand tons at the Gwangyang mill. The shares of the Company have been listed on the Korea Stock Exchange since 1988. The Company’s head office is located in Pohang, Korea, and it also operates internationally through seven of its overseas liaison offices.
Under its Articles of Incorporation, the Company is authorized to issue 200 million shares of common stock with a par value of ~~W~~5,000 per share. The Company retired 2,891,140, 2,807,690, 1,815,640 and 1,779,320 shares of treasury stock with the approval of the Board of Directors on August 25, 2001, November 20, 2002, July 22, 2003, and October 19, 2004 respectively. Accordingly, total issued shares are 87,186,835 as of March 31, 2008.
As of March 31, 2008, the shares of the Company are listed on the Korea Stock Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.
2. Summary of significant accounting policies
Basis of presentation
The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements.
The accounting policies were consistently applied for the non-consolidated financial statements both as of and for the three-month period ended March 31, 2008 and as of and for the year ended December 31, 2007 except for the application of the revised Statement of Korea Accounting Standards (SKAS) No. 15, Equity Method Investments, effective January 1, 2008.
In accordance with the revised SKAS No. 15, Equity Method Investments, the Company reclassified the difference between the acquisition cost of minority interest of subsidiaries and book value of net assets transferred recorded in accumulated other comprehensive income to capital surplus (or capital adjustment), as appropriate. As required under the transition requirements, the revised standard was adopted retrospectively and thus the beginning balance of capital surplus, capital adjustment and accumulated other comprehensive income has been adjusted as of January 1, 2007 in the non-consoliated statement of changes in shareholders’ equity. Adoption of this standard did not result in any change to reported net income or total

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

shareholders’ equity of prior periods. The details of reclassification were as followings:

	2005		2006		2007
(in millions of won)	Unadjusted	Adjusted	Unadjusted	Adjusted	Unadjusted	Adjusted
Capital surplus	242,700	292,437	297,986	365,505	473,217	524,184
Capital adjustments, net	—	(69,987)	—	(69,987)	—	(69,987)
Accumulated other comprehensive income, net	42,400	62,650	(5,200)	(2,732)	170,363	189,383
3. Cash and Cash Equivalents, and Financial Instruments
Cash and cash equivalents, and short-term and long-term financial instruments as of March 31, 2008 and December 31, 2007 are summarized as follows:

	Annual Interest
(in millions of Won)	Rate (%)	2008		2007

Cash and cash equivalents
Checking accounts	—	~~W~~	1,044	1,539
Money market deposit accounts	4.90 ~ 5.10		50,500	103,800
Time deposits	5.25		20,000	—
Time deposits in foreign currency	1.00 ~ 5.85		339,505	215,692
Repurchase agreements	5.10 ~ 5.23		110,000	370,000
Others			—	3

		~~W~~	521,049	691,034

Short-term financial instruments
Restricted deposits (*1)	0.50	~~W~~	4,781	5,140
Time deposits	5.40 ~ 6.45		760,000	540,000
Specified money in trust	4.91 ~ 5.02		55,782	135,231
Certificates of deposit	5.40 ~ 7.06		740,000	747,930
Repurchase agreements	5.50 ~ 5.58		60,000	15,000

		~~W~~	1,620,563	1,443,301

Long-term financial instruments
Guarantee deposits for opening accounts (*2)	—	~~W~~	47	47

(*1)	In relation to projects outsourced to POSCO by the government, these deposits are restricted in use.

(*2)	The Company is required to provide deposits amounting to ~~W~~47 million as of March 31, 2008 and December 31, 2007, respectively, to maintain checking accounts and accordingly, the withdrawal of these deposits is restricted.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

4.	Accounts and Notes Receivable

Accounts and notes receivable, and their respective allowance for doubtful accounts as of March 31, 2008 and December 31, 2007 are summarized as follows:

(in millions of Won)	2008		2007

Trade accounts and notes receivable	~~W~~	2,049,985	1,896,352
Less: Allowance for doubtful accounts		(1,640)	(1,502)

	~~W~~	2,048,345	1,894,850

Other accounts and notes receivable	~~W~~	130,942	77,104
Less: Allowance for doubtful accounts		(32,648)	(28,327)

	~~W~~	98,294	48,777

Long-term trade accounts and notes receivable	~~W~~	31,831	31,831
Less: Allowance for doubtful accounts		(11,950)	(12,466)

	~~W~~	19,881	19,365

5.	Inventories

Inventories as of March 31, 2008 and December 31, 2007 are as follows:

(in millions of Won)	2008		2007

Finished goods	~~W~~	459,678	490,817
By-products		4,733	5,377
Semi-finished goods		883,917	862,831
Raw materials		735,647	770,572
Fuel and materials		434,081	416,608
Materials-in-transit		546,631	674,429
Others		653	645

	~~W~~	3,065,340	3,221,279

6.	Trading Securities

Trading securities as of March 31, 2008 and December 31, 2007 are summarized as follows:

	2008						2007
(in millions of Won)	Acquisition cost		Fair Value		Book Value		Book Value

Beneficiary certificates	~~W~~	1,397,752	~~W~~	1,408,163	~~W~~	1,408,163	~~W~~	1,239,290

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

7.	Investment Securities
(a)	Available-for-sale securities as of March 31, 2008 and December 31, 2007 are summarized as follows:

(in millions of Won)	2008		2007

Available-for-sale securities
Marketable equity securities	~~W~~	3,098,363	3,680,054
Non-marketable equity securities		117,645	138,036
Investments in bonds		—	124
Investments in capital		500	500

	~~W~~	3,216,508	3,818,714

(b)	Investments in marketable equity securities as of March 31, 2008 and December 31, 2007 are as follows:

	2008								2007
	Number of	Percentage of
(in millions of Won)	shares	ownership (%)	Acquisition Cost		Fair Value		Book Value		Book Value

SK Telecom Co., Ltd. (*1)	4,241,411	5.22	~~W~~	1,197,441	~~W~~	803,136	~~W~~	803,136	~~W~~	1,061,740
Hana Financial Group Inc.	4,663,776	2.20		29,998		188,883		188,883		235,054
Nippon Steel Corporation	238,352,000	3.50		719,622		1,203,918		1,203,918		1,374,491
Hyundai Heavy Industries	1,477,000	1.94		343,505		547,229		547,229		653,572
Hanil Iron & Steel Co., Ltd.	206,798	10.14		2,413		6,059		6,059		5,811
HISteel Co., Ltd.	135,357	9.95		1,609		2,639		2,639		2,430
Moonbae Steel Co., Ltd.	1,849,380	9.02		3,588		7,120		7,120		8,230
Dong Yang Steel Pipe Co., Ltd.	1,564,250	2.45		3,911		2,425		2,425		2,831
Korea Line Corporation	217,373	1.89		8,067		40,431		40,431		35,867
Shinhan Financial Group Inc.	3,815,676	0.96		219,467		199,560		199,560		204,139
SeAH Steel Corp.	540,000	10.11		18,792		27,378		27,378		26,028
Thainox Stainless Public Company Limited	1,200,000,000	15.00		42,301		44,661		44,661		46,243
Union Steel Co., Ltd.	1,005,000	9.80		40,212		24,924		24,924		23,618

			~~W~~	2,630,926	~~W~~	3,098,363	~~W~~	3,098,363	~~W~~	3,680,054

(*1)	1,899,840 shares of SK Telecom Co., Ltd., have been pledged as collateral related to exchangeable bonds (note 12).
(c)	Held-to-maturity as of March 31, 2008 and December 31, 2007 are as follows:

(in millions of Won)	2008		2007
Held-to-maturity	~~W~~	203,468	223,434
Less: Current portion		(172,000)	(191,995)

	~~W~~	31,468	31,439

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

     (d) Equity method investments as of March 31, 2008 and December 31, 2007 are as follows:

(in millions of Won)				2007	Increase (Decrease)		2008
		Percentage			Equity	Other
	Number of	of	Acqusition	Book	method	increase	Book
Investees (*1)	Shares	Ownership	Cost	Value	Profit (Loss)	(decrease)(*2)	Value
POSCO E&C	27,281,080	90.94%	365,789	657,107	62,241	41,008	760,356
Posteel Co., Ltd.	17,155,000	95.31%	113,393	283,509	17,593	(3,654)	297,448
POSCON Co., Ltd.	3,098,610	88.04%	49,822	46,261	7,823	(2,409)	51,675
POSCO C&C	3,412,000	56.87%	82,017	155,769	3,923	(14,648)	145,044
POSCO Machinery & Engineering Co., Ltd.	1,700,000	100.00%	17,052	27,005	2,141	1,748	30,894
POSDATA Co., Ltd.	50,440,720	61.85%	52,749	95,191	(1,576)	(722)	92,893
POSCO Research Institute	3,800,000	100.00%	19,000	23,196	259	—	23,455
Seung Kwang Co., Ltd.	2,737,000	69.38%	28,408	28,916	83	—	28,999
POS-AC Co., Ltd.	230,000	100.00%	1,043	9,972	2,081	—	12,053
POSCO Specialty Steel Co., Ltd.	26,000,000	100.00%	260,000	487,376	22,642	(2,946)	507,072
POSCO Machinery Co., Ltd.	1,000,000	100.00%	10,000	11,264	1,787	—	13,051
POSTECH Venture Capital Corp.	5,700,000	95.00%	28,500	36,792	424	(563)	36,653
eNtoB Corporation (*4)	560,000	17.50%	2,800	4,163	31	—	4,194
POSCO Refractories & Environment Company Ltd. (POSREC)	3,544,200	60.00%	41,210	74,627	4,298	(2,591)	76,334
POSCO Terminal Co., Ltd.	2,550,000	51.00%	4,144	18,172	677	(8,606)	10,243
POSMATE Co., Ltd	214,286	30.00%	7,233	9,531	(202)	(407)	8,922
Samjung Packing & Aluminum Co., Ltd. (*4)	270,000	9.00%	2,714	5,138	(604)	(203)	4,331
POSCO Power Corp.	40,000,000	100.00%	597,170	618,048	(605)	(10,321)	607,122
SNNC Co., Ltd	18,130,000	49.00%	90,650	89,516	(1,492)	—	88,024
PNR Corporation	5,467,686	70.00%	27,338	—	4	27,338	27,342
POSCO America Corporation (formerly “Pohang Steel America Corporation)	338,820	99.45%	281,852	86,093	(3,298)	36,720	119,515
POSCO Australia Pty. Ltd.	761,775	100.00%	37,352	199,968	1,260	(21,258)	179,970
POSCO Asia Co., Ltd.	9,360,000	100.00%	7,425	19,380	1,030	1,497	21,907
VSC POSCO Steel Corporation (*3)	—	35.00%	4,758	4,750	3,609	331	8,690
Dalian POSCO-CFM Coated Steel Co., Ltd. (*3)	—	30.00%	7,189	1,657	(511)	273	1,419
POS-Tianjin Coil Center Co., Ltd. (*3, 4)	—	10.00%	653	926	123	105	1,154
Zhangjiagang Pohang Stainless Steel Co., Ltd. (*3)	—	58.60%	234,204	338,703	19,194	(13,216)	344,681
Guangdong Pohang Coated Steel Co., Ltd. (*3)	—	83.66%	26,297	17,313	1,879	2,014	21,206
POSCO Thailand Co.,Ltd.	12,721,734	85.62%	39,677	9,696	(616)	28,666	37,746
Myanmar POSCO Steel Co., Ltd.	13,440	70.00%	2,192	2,612	485	166	3,263
KOBRASCO	2,010,719,185	50.00%	32,950	40,509	2,539	3,084	46,132
POSCO Investment Co., Ltd.	5,000,000	100.00%	53,189	67,036	641	3,847	71,524
Poschrome (Proprietary) Limited	21,675	25.00%	4,859	5,056	716	(797)	4,975
Guangdong Xingpu Steel Center Co., Ltd. (*3, 4)	—	10.50%	927	1,454	14	164	1,632
POS-Hyundai Steel Manufacturing India Private Limited. (*4)	2,345,558	10.00%	1,057	1,363	63	65	1,491
POSVINA Co., Ltd. (*3)	—	50.00%	1,527	2,096	105	122	2,323
POSMMIT Steel Centre SDN BHD	4,200,000	30.00%	6,666	4,587	419	4,468	9,474
PT POSMI Steel Indonesia (*4)	1,193	9.47%	782	803	11	46	860
Qingdao Pohang Stainless Steel Co., Ltd. (*3)	—	70.00%	49,733	51,257	2,380	5,633	59,270
POSCO (Suzhou) Automotive Processing Center Co., Ltd. (*3)	—	90.00%	31,023	30,181	1,291	3,429	34,901

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

(in millions of Won)				2007	Increase (Decrease)		2008
		Percentage			Equity	Other
	Number of	of	Acqusition	Book	method	increase	Book
Investees (*1)	Shares	Ownership	Cost	Value	Profit (Loss)	(decrease)(*2)	Value
POSCO-China Holding Corp. (*3)	—	100.00%	165,233	173,158	9,899	18,078	201,135
POSCO-Japan Co., Ltd.	90,438	100.00%	50,558	45,878	1,090	14,713	61,681
POSCO-India Private Ltd.	224,999,999	100.00%	52,627	49,386	199	2,276	51,861
POS-India Steel Processing Centre Pvt. Ltd.	42,764,058	65.00%	17,017	12,160	946	8,190	21,296
POSCO-Foshan Steel Processing Center Co.,Ltd. (*3)	—	44.67%	9,408	8,545	849	957	10,351
Nickel Mining Company	3,234,698	49.00%	157,585	200,622	(20,250)	24,850	205,222
POSCO-Vietnam Co., Ltd.	158,000,000	100.00%	146,802	146,421	(328)	6,635	152,728
POSCO-Mexico Co., Ltd.	693,284,530	74.59%	59,478	21,078	(803)	42,016	62,291
POSS Delhi Steel Processing Centre Pvt. Ltd.	966	76.48%	9,089	10,759	(675)	496	10,580
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd. (*3)	—	24.00%	6,718	7,128	(244)	699	7,583
POSCO Vietnam Processing Center Co.,Ltd	8,832,000	80.00%	8,192	7,893	(184)	397	8,106
BX STEEL POSCO Cold Rolled Sheet Co.,Ltd. (*3)	—	25.00%	61,961	63,238	338	5,155	68,731
POSCO Maleysia (*5)	16,200,000	60.00%	1,749	—	(1,059)	1,059	—
POSK Steel (Pinghu) Processing Center Co., Ltd. (*3, 6)	—	20.00%	1,869	—	31	2,209	2,240
POSCO Poland Wroclaw Steel Processing Center (*6)	30,000	30.00%	3,803	—	(375)	4,391	4,016
POSCO Chongqing Automotive Processing Center Co.,Ltd. (*3, 6)	—	90.00%	6,201	—	(2,436)	6,866	4,430
POSCO Samsung Slovakia Processing Center (*6)	30	30.00%	1,794	—	(256)	2,079	1,823

			3,385,428	4,313,259	139,604	219,449	4,672,312

(*1)	The Company used the unaudited or unreviewed financial statements of all these companies when applying the equity method of accounting.

(*2)	Other increase (decrease) represents the changes in investment securities primarily due to acquisitions (disposals), dividends received, valuation gain or loss on equity method accounted investments, changes in retained earnings and others.

(*3)	No shares have been issued in accordance with the local laws or regulations.

(*4)	Equity method of accounting is applied as the Company has significant influence on investees directly or indirectly through is affiliates by owning more than 20% of outstanding shares of investees.

(*5)	During the three-month period ended March 31, 2008, the Company discontinued the equity method of accounting for POSCO Malaysia, as the valuation on equity method accounted investments is less than zero, and as a result, equity in loss of equity method accounted investments of ~~W~~1,403 million was not recognized for the three-month period ended March 31, 2008.

(*6)	Those securities were reclassified from available-for-sales securities to equity method accounted investments as total assets of each investee are greater than ~~W~~7,000 million as of March 31, 2008.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

As of March 31, 2008 and December 31, 2007, unamortized goodwill balances amounted to ~~W~~86,557 million and ~~W~~79,988 million, respectively. For the three-month period ended March 31, 2008, the elimination of unrealized profit from intercompany transactions amounted to ~~W~~10,087 million.

8.	Property, Plant and Equipment
(a)	The changes in property, plant and equipment for the three-month period ended March 31, 2008 are as summarized follows:

(in millions of Won)	Beginning Balance		Acquisition		Disposal		Others (*1)		Depreciation (*2)		Ending Balance

Land	~~W~~	860,350	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	860,350
Buildings		2,019,902		—		(865)		30,237		(41,392)		2,007,882
Structures		1,473,696		—		—		11,344		(28,859)		1,456,181
Machinery and equipments		7,508,093		—		(4,884)		363,311		(368,522)		7,497,998
Vehicles		28,729		—		(33)		643		(2,849)		26,490
Tools		19,790		—		—		12,007		(3,686)		28,111
Furniture and facilities		38,119		—		(2)		5,930		(3,683)		40,364
Leased property under capital leases		10,829		—		—		—		(160)		10,669
Construction-in-progress		1,242,141		430,727		—		(425,509)		—		1,247,359

	~~W~~	13,201,649	~~W~~	430,727	~~W~~	(5,784)	~~W~~	(2,037)	~~W~~	(449,151)	~~W~~	13,175,404

(*1)	Represents assets transferred to intangible assets.

(*2)	Includes depreciation expense of temporarily idle assets due to routine maintenance.
(b)	The Company’s expenditures in relation to construction-in-progress for the expansion of Gwangyang No. 14 storage unit amounted to ~~W~~430,727 million for the three-month period ended March 31, 2008.

(c)	Construction-in-progress includes capital investments in Gwangyang No. 2 Minimill. Through a resolution of the Board of Directors in May 1998, the construction on the Minimill was temporarily suspended due to the decline in the economy in the Republic of Korea and the Asia Pacific region. The continuing unstable economic condition and related decrease in sales price of products, resulting in the deterioration in profitability, drove the management’s operation committee to cease the construction of the No. 2 Minimill in April 2002, and to use the buildings for the Tailor Welded Blank (“TWB”) project designed to manufacture custom-made automobile body panels. The Company previously recognized impairment losses on the construction-in-progress in Gwangyang No. 2 Minimill amounting to ~~W~~469,581 million and reclassified related machinery held to be disposed of in the future as non- current assets as of December 31, 2004. As of December 31, 2006, the Company entered into a contract with Al-Tuwairqi Trading & Contracting Establishment in Saudi Arabia to sell the No. 2 Minimill equipment for an estimate of US$96 million. The Company received proceeds of ~~W~~47,196 million and recognized gain on disposal of the Minimill equipment amounting to ~~W~~17,932 million for the three month period ended March 31, 2008. As of March 31, 2008, held for sale property, plant and equipment including the remaining Gwangyang No. 2 Minimill equipment reclassified to held-for-sale assets amounted to ~~W~~37,916 million.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

9. Intangible Assets
Intangible assets, net of amortization, as of March 31, 2008 and December 31, 2007 are as follows:

(in millions of Won)	2008		2007

Intellectual property rights	~~W~~	1,751	1,514
Port facilities usage rights		126,350	130,596
Land usage rights		2,239	2,255
Other intangible assets (*1)		68,902	77,610

	~~W~~	199,242	211,975

(*1)	The Company capitalized costs directly related to the Enterprise Resource Planning (ERP) system and process innovation as other intangible assets.
10.	Pledged assets

As of March 31, 2008, held-to-maturity securities amounting to ~~W~~31,466 million was provided as collateral to the Gyungsangbuk-do office for as a guarantee for environmental remediation of POSCO No. 4 disposal site.

1,899,840 shares, equivalent to 17,098,563 ADRs, of SK Telecom Co., Ltd. have been pledged as collateral for the exchangeable bonds issued (note 12).

Guarantees provided by third parties on behalf of the Company as of March 31, 2008 and December 31, 2007 were as follows:

(in millions of Won)	2008			2007

Korea Development Bank	EUR 5,080,442	~~W~~	7,951	EUR 5,236,941	~~W~~	7,234

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

11.	Other Assets

Other current and non-current assets as of March 31, 2008 and December 31, 2007 are as follows:

(in millions of Won)	2008		2007

Other current assets
Short-term loans receivable	~~W~~	14	~~W~~	14
Accrued income		37,215		30,743
Prepaid expenses		40,955		5,995
Advance payments		1,146		248
Others		93		368

		79,423		37,368

Other non-current assets
Guarantee deposits		1,310		975
Held-for-sale assets (Note 8)		37,916		69,633
Other investment assets		74,367		57,878

		113,593		128,486
Less: Allowance for doubtful accounts		(31)		(30)

	~~W~~	113,562	~~W~~	128,456

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

12.	Short-Term Borrowings and Current Portion of Long-Term Debt

Short-term borrowings as of March 31, 2008 and December 31, 2007 are as follows:

	Annual Interest Rate
(in millions of Won)	(% )	2008		2007

Short-term borrowings
Foreign currency borrowings	3.29~5.29	~~W~~	123,230	~~W~~	81,293
Current portion of long-term debt as of March 31, 2008 and December 31, 2007 are as follows:

	Annual Interest Rate
(in millions of Won)	(% )	2008		2007

Current portion of long-term debt
Exchangeable bonds(*1)	—		516,323		430,182
Foreign currency borrwings in won equivalent	4.60		1,920		1,600
Loans from foreign	2.00		996		879

financial institutions			519,239		432,661

Less: Discount on debentures issued			(396)		(527)

		~~W~~	518,843	~~W~~	432,134

(*1)	Details of exchangeable bonds as of March 31, 2008 are as follows:

Issuance date:	August 20, 2003
Maturity date:	Augsut 20, 2008
Rate:	Interest rate of zero percent
Face value:	JPY 51,622,000,000
Issuance price:	JPY 51,880,110,000
Exchangeable price:	JPY 3,019/ADR
Exercise call period by bondholders	Commencing ten business days following the issuance date until ten business dyas prior to maturity date
Exercise put period by POSCO	Exactly three years following the issuance date

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

On August 20, 2003, POSCO sold 15,267,837 ADRs of SK Telecom Co., Ltd. to Zeus (Cayman), a tax-exempt entity formed under the laws of the Cayman Islands. Zeus (Cayman) then issued zero-coupon, guaranteed and exchangeable bonds amounting to JPY51,622 million which are due in 2008, and are fully and unconditionally guaranteed by POSCO. POSCO may elect to pay the holder cash in lieu of delivering SK Telecom Co., Ltd. ADRs (the “Cash Settlement Option”). The number of ADRs the bond holders are entitled to receive will be calculated by dividing the aggregate principal amount of the bonds to be exchanged by the exchangeable price. Under the Cash Settlement Option, such holder is entitled to receive the cash equivalent of the market value of ADRs upon exercise. These bonds are non-interest bearing and are exchangeable with SK Telecom Co., Ltd. ADRs at the option of the bondholder. The transaction between the POSCO and Zeus (Cayman) is deemed to be a borrowing transaction under the Korean generally accepted accounting principles. From 2004 to 2007, in compliance with the terms of the exchangeable bonds, dividends earned by Zeus (Cayman) from the SK Telecom Co., Ltd. ADRs were used to purchase additional 1,830,726 ADRs which brought down the exchangeable bond price to JPY3,019/ADR.
13. Long-Term Debt
     (a) Debentures as of March 31, 2008 and December 31, 2007 are as follows:

			Annual Interest Rate
(in millions of Won)	Issue date	Maturity	(%)	2008		2007

Domestic debentures	3/28/2006~	3/28/2011~	4.66~5.26	~~W~~	1,500,000	1,500,000
	5/11/2007	5/11/2012
Samurai bonds	6/28/2006	6/28/2013	2.05		500,100	416,665
Euro bonds	8/10/2006	8/10/2016	5.88		297,510	281,460
Exchangeable bons(*1)	8/20/2003	8/20/2008	—		516,323	430,182

					2,813,933	2,628,307
Less: Current portion					(516,323)	(430,182)
Discount on debentures issued					(10,998)	(11,258)

				~~W~~	2,286,612	2,186,867

(*1)	The Company issued exchangeable bonds on August 20, 2003. The bonds can be exchanged with SK Telecom Co., Ltd.’s ADRs (note 12).
     (b) Long-term domestic borrowing as of March 31, 2008 and December 31, 2007 are as follows:

(in millions of Won)	Annual Interest Rate(%)	2008		2007

Korea Resources Corporation	Representive-Borrowing Rate(*1) -2.25%	~~W~~	45,100	45,100

(*1)	The average yield of 3-year government bond is utilized to calculate this rate. The average yield of 3- year government bond is rounded off to the nearest 0.25%.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

13. Long-Term Debt, Continued
(c)	Long-term foreign currency borrowing as of March 31, 2008 and December 31, 2007 are as follows:

	Annual Interest Rate
(in millions of Won)	(%)	2008		2007

Korea National Oil Corporation(*1)	Representative-Borrowing Rate -2.25%	~~W~~	1,011	957
Development Bank of Japan	4.60		3,841	3,200

			4,852	4,157
Less: Current portion			(1,920)	(1,600)

		~~W~~	2,932	2,557

(*1)	The borrowing is related to the exploration of gas fields in the Aral Sea (note 16).
(d)	Loans from foreign financial institutions as of March 31, 2008 and December 31, 2007 are as follows:

(in millions of Won)	Annual Interest Rate(%)	2008		2007
Natixis Banques Populaires	2.00	~~W~~	7,951	7,234
Less : Current portion			(996)	(879)

		~~W~~	6,955	6,355

(e)	Aggregate maturities of long-term debt as of March 31, 2008 are as follows:

(in millions of Won)
					Foreign		Loans from
					Currency		Froeign Financial
March 31,	Debentures		Borrowings		Borrowings		Institutions		Total

2008	~~W~~	516,323	~~W~~	—	~~W~~	1,920	~~W~~	996	~~W~~	519,239
2009		200,000		—		1,921		996		202,917
2010		300,000		—		—		996		300,996
2011		500,000		1,127		—		996		502,123
Thereafter		1,297,610		43,973		1,011		3,967		1,346,561

	~~W~~	2,813,933	~~W~~	45,100	~~W~~	4,852	~~W~~	7,951	~~W~~	2,871,836

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

14. Severance Benefits
Changes in the retirement and severance benefits for the three-month period ended March 31, 2008 and the year ended December 31, 2007 are as follows:

(in millions of Won)	2008		2007

Estimated severance benefits at beginning of period	~~W~~	682,686	572,445
Provision for severance benefits		56,838	134,632
Payment		(25,322)	(24,391)

Estimated severance benefits at end of period		714,202	682,686

Transfer to National Pension Fund		(84)	(89)
Deposit for severance benefits trust		(455,379)	(457,192)

Net balance at end of period	~~W~~	258,739	225,405

15. Other Current Liabilities
Other current liabilities as of March 31, 2008 and December 31, 2007 are as follows:

(in millions of Won)	2008		2007

Other current liabilities
Advances received	~~W~~	27,602	24,754
Unearned revenue		3,084	1,579
Dividends payable		4,077	4,120
Others		21,754	5,357

	~~W~~	56,517	35,810

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

16. Commitments and Contingencies
(a)	As of March 31, 2008, contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of related companies and others are as follows:

		Guaranteed		Won Equivalent
Related companies	Financial Institution	Facility Amount		(in millions)
POSINVEST	Bank of Tokyo-Mitsubishi	US$	42,000,000	~~W~~	53,955
		CNY	87,000,000
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Bank of China and others	US$	199,925,000		198,266

					252,221
Others
DC Chemical Co., Ltd.	E1 Co., Ltd.	~~W~~	640		640
The Siam United Steel Co. Ltd.	Japan Bank for International	US$	5,120,535		5,078
Zeus	Related creditors	JPY	51,622,000,000		516,323
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	Bank of China and others	US$	17,000,000		37,395
		CNY	145,200,000
Zhongyue POSCO(Qinhuangdao) Tinplate Industrial Co., Ltd.	Industrial & Commercial Bank of China	US$	10,200,000		21,655
	Bank of China	CNY	81,600,000

					581,091

				~~W~~	833,312

(b)	As of March 31, 2008, the Company issued two blank promissory notes to Korea Resources Corporation as collateral for borrowings, and issued three blank promissory notes to Korea National Oil Corporation as collateral for foreign currency borrowings.

(c)	As of March 31, 2008, the Company acquired certain tools and equipment under operating lease agreements from Macquarie Capital Korea Company Limited and others. The Company’s rent expense with respect to these lease agreements, amounted to ~~W~~1,344 million and ~~W~~1,339 million for the three-month periods ended March 31, 2008 and 2007, respectively. Future lease payments under these lease agreements are as follows:

(in millions of Won)
Period	Amount
2008	~~W~~	3,825
2009		3,286
2010		1,244

	~~W~~	8,355

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

(d)	In January 2007, the Company entered into a finance lease contract acquiring a ro-ro ship for the exclusive use of transporting plates for ~~W~~11,466 million, equivalent to 90 % of fair value of the ship price, to be redeemed over 12 years. Future finance lease payments under these lease agreements are as follows:

(in millions of Won)
Period	Amount
2008	~~W~~	780
2009		816
2010		853
2011		892
thereafter		7,198

	~~W~~	10,539

(e)	The Company is involved in various lawsuits and claims for alleged damages aggregating to ~~W~~3,132 million as of March 31, 2008 which arose in the ordinary course of business. The Company is unable to predict the possible outcome of the above claims. However, in the opinion of management, the foregoing lawsuits and claims will not have a material adverse effect on the Company’s financial position, operating results or cash flows. No provision is recorded in connection with above lawsuits and claims as of March 31, 2008.

(f)	The Company entered into long-term contracts to purchase iron ore, coal, nickel and chrome with minimum annual purchase requirements. These contracts generally have terms of five to ten years and provide for periodic price adjustments to market price. As of March 31, 2008, 402 million tons of iron ore and 113 million tons of coal remained to be purchased under such long-term contracts.

(g)	On July 1, 2004, the Company entered into an agreement with Tangguh LNG Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years commencing in July 2005. This agreement provides for periodic price adjustments to market price up to the ceiling price as provided in the agreement.

(h)	The Company has a bank overdraft agreement with Woori Bank and others amounting to ~~W~~300,000 million as of March 31, 2008. In addition, the Company entered into a credit purchase loan agreement for credit lines of up to ~~W~~200,000 million and £Ü500,000 million in short-term borrowings.

(i)	As of March 31, 2008, the Company has an agreement with Woori Bank and others to open letters of credit, documents against acceptance and documents against payment amounting to US$600 million and US$300 million in foreign short-term borrowings.

(j)	The outstanding balance of accounts receivable in foreign currency sold to financial institutions as of March 31, 2008 amounted to US$72 million for which the Company is contingently liable upon the issuers’ default.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

(k)	The Company entered into a foreign currency borrowing agreement of up to US$6.86 million with Korea National Oil Corporation (“KNOC”) related to the exploration of gas field in the Aral Sea. The repayment obligation is subject to results of the exploration. If the exploration fails, the Company will be exempt from all or portion of the repayment obligation. If it succeeds, a portion of the project income is payable to KNOC.
17. Stock Appreciation Rights
The Company granted stock options to its executive officers in accordance with the stock option plan approved by the Board of Directors. The details of the stock options granted are as follows:

	1st Grant	2nd Grant	3rd Grant	4th Grant	5th Grant	6th Grant	Total
Before the modifications(*)
Number of shares	498,000 shares	60,000 shares	22,000 shares	141,500 shares	218,600 shares	90,000 shares	1,030,100 shares
Exercise price	~~W~~98,400 per share	135,800 per share	115,600 per share	102,900 per share	151,700 per share	194,900 per share
After the modifications(*)
Grant date	July 23, 2001	April 27, 2002	September 18, 2002	April 26, 2003	July 23, 2004	April 28, 2005
Exercise price	~~W~~98,900 per share	136,400 per share	116,100 per share	102,900 per share	151,700 per share	194,900 per share
Number of shares grated	453,576 shares	55,896 shares	20,495 shares	135,897 shares	214,228 shares	90,000 shares	970,092 shares
Number of shares cancelled	19,409 shares	—	—	—	—	—	19,409 shares
Number of shares exercised	415,656 shares	42,126 shares	6,931 shares	112,307 shares	55,284 shares	52,000 shares	684,304 shares
Number of shares outstanding	18,511 shares	13,770 shares	13,564 shares	23,590 shares	158,944 shares	38,000 shares	266,379 shares
Exercise period	July 24,2003 — July 23,2008	April 28, 2004 — April, 27, 2009	Sept. 19, 2004 — Sept. 18, 2009	April, 27, 2005 — April 26, 2010	July 24, 2006 — July 23,2011	April 29, 2007 — April, 28, 2012

(*)	The Company changed the number of shares granted and the exercise price, as presented above, in accordance with the resolutions of the Board of Directors on April 26, 2003, October 17, 2003 and October 22, 2004.
Changes in liabilities related to stock appreciation rights granted to employees and executives for the three-month period ended March 31, 2008 are as follows:

(in millions of Won)	1st Grant		2nd Grant	3rd Grant	4th Grant	5th Grant	6th Grant	Total
December,31,2007	~~W~~	60,825 (2,084)	14,050 (1,457)	7,837 (1,435)	35,145 (3,232)	88,823 (16,816)	34,000 (4,020)	~~W~~	240,680 (29,044)

March,31,2008	~~W~~	58,741	12,593	6,402	31,913	72,007	29,980	~~W~~	211,636

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

18. Selling, General and Administration Expenses
Details of selling, general and administrative expenses for the three-month periods ended March 31, 2008 and 2007 were as follows:

(In millions of Won)	2008		2007

Selling expenses	~~W~~	177,552	140,809
Fees and charges		31,296	28,312
Salaries and wages		22,606	20,709
Other employee benefit		17,684	16,799
Advertising		16,203	20,353
Provision for severance benefits		8,422	7,684
Research and development		6,330	13,832
Rent		5,125	5,706
Depreciation		3,976	4,355
Training		3,749	3,203
Amortization		2,975	3,552
Travel		2,756	2,868
Supplies		2,542	2,665
Repairs		2,110	2,121
Communications		2,022	1,558
Insurance		1,673	1,020
Vehicle maintenance		1,268	1,273
Taxes and dues		1,142	973
Entertainment		1,109	772
Subscriptions and printing		556	618
Utilities		236	200
Stock compensation expense		(29,044)	33,414
Miscellaneous		4,539	5,406

	~~W~~	286,827	318,202

19. Income Taxes
(a)	The components of income tax expense for the three-month periods ended March 31, 2008 and 2007 are summarized as follows:

(in millions of Won)	2008		2007

Current income taxes	~~W~~	330,346	313,263
Deferred income taxes		(155,815)	40,426
Items charged directly to shareholders’ equity		134,144	(57,596)

	~~W~~	308,675	296,093

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

(b)	The charge for income taxes calculated by applying statutory tax rates to the Company’s taxable income for the three-month periods ended March 31, 2008 and 2007 differs from the actual charge in the non-consolidated statements of income for the three-month periods ended March 31, 2008 and 2007 for the following reasons:

(in millions of Won)	2008		2007

Charge for income taxes at normal tax rates	~~W~~	368,466	351,555
Tax credit		(41,259)	(30,914)
Others, net		(18,532)	(24,548)

Actual charge for income taxes	~~W~~	308,675	296,093

(c)	The effective tax rate, after adjustments for certain differences between amounts reported for financial accounting and income tax purposes, was approximately 23.04% and 23.16% for the three-month periods ended March 31, 2008 and 2007, respectively.

(d)	Changes in temporary differences and deferred income taxes for the three-month period ended March 31, 2008 are as follows:

(in millions of Won)			Accumulated temporary differences						Deferred income tax
	Dec. 31, 2007		Adjustments(*1)		Inc. (dec.)		Mar. 31, 2008		Dec. 31, 2007(*1)		Inc. (dec.)		Mar. 31, 2008

Reserve for special repairs	~~W~~	(301,751)	~~W~~	—	~~W~~	5,027	~~W~~	(296,724)	~~W~~	(82,982)	~~W~~	1,382	~~W~~	(81,600)
Allowance for doubtful accounts		19,484		(330)		2,389		21,543		5,267		657		5,924
Reserve for technology developments		(1,071,667)		—		87,917		(983,750)		(294,708)		24,177		(270,531)
Dividend income from related companies		366,233		—		51,076		417,308		100,714		14,046		114,760
Depreciation expense		(151,035)		2,423		(30,905)		(179,516)		(40,868)		(8,499)		(49,367)
Valuation of equity method accounted investments		(1,423,440)		12,284		(234,304)		(1,645,459)		(305,807)		(29,977)		(335,784)
Prepaid expenses		34,422		—		15,651		50,073		9,466		4,304		13,770
Impairment loss on property, plant, equipment		374,053		—		(217,490)		156,564		102,865		(59,810)		43,055
Gain on valuation of available-for-sale securities		(1,228,045)		—		306,992		(921,053)		(337,712)		84,423		(253,289)
Loss on valuation of available-for-sale securities		278,548		—		281,424		559,972		76,601		77,391		153,992
Others		443,132		(331)		173,527		616,328		116,606		47,720		164,326

	~~W~~	(2,660,066)	~~W~~	14,046	~~W~~	441,304	~~W~~	(2,204,716)	~~W~~	(650,558)	~~W~~	155,814	~~W~~	(494,744)

(*1)	The adjustments reflect the effect of the finalized tax assessment for the year ended December 31, 2007 and as a result, the deferred income tax balances as of December 31, 2007 has been adjusted by ~~W~~3,864 million.

(*2)	In relation to valuation of equity method investments, as the Company is unlikely to dispose of investees’ shares or receive dividend within five years, the income tax effect in 2008 of ~~W~~189,000 million is not recognized since it is more likely that the deferred tax asset will not be realized.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

(e)	The gross balances of deferred tax assets and liabilities as of March 31, 2008 are as follows:

(in millions of Won)	Current		Non-current

Deferred tax assets	~~W~~	46,367	631,281
Deferred tax liabilities		(185,174)	(987,217)

Total	~~W~~	(138,807)	(355,936)

(f)	Components of income tax expense directly charged to shareholders’ equity as of March 31, 2008 and 2007 are as follows:

(in millions of Won)	2008		2007

Changes in fair value of available-for-sale securities	~~W~~	(161,814)	44,490
Changes in capital adjustment arising from equity methord accounted investments, net		27,670	13,106

	~~W~~	(134,144)	57,596

20. Earnings Per Share
Basic earnings per share for the three-month periods ended March 31, 2008 and 2007 were as follows:

(in millions of Won except share information)	2008		2007

Net ordinary income	~~W~~	1,031,214	982,305
Weighted-average number of common shares outstanding(*)		75,421,190	76,992,113

Basic ordinary income and earnings per share	~~W~~	13,673	12,759

(*)	Basic earnings per share is computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding for the three-month periods ended March 31, 2008 and 2007:

	2008	2007

Total number of common shares issued
Weighted-average number of treasury shares	87,186,835	87,186,835
Weighted-average number of common shares outstanding	11,765,645	10,194,722

	75,421,190	76,992,113

Basic ordinary income per share is identical to the basic earning per share since there is no extraordinary item.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

21. Related Party Transactions
     As of March 31, 2008, the subsidiaries of the Company are as follows:

Domestic	POSCO E & C (POSEC), Posteel Co., Ltd., POSCON Co., Ltd., Pohang Steel Co., Ltd., POSCO Machinery & Engineering Co., Ltd., POSDATA Co., Ltd., POSCO Research Institute, Seung Kwang Co.,Ltd., POS-AC Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Machinery Co., Ltd., POSTECH Venture Capital Co., Ltd., POSCO Refractories & Environment (POSREC)., POSCO Terminal Co., Ltd., Posmate Co., Ltd., Samjung Packing & Aluminum Co., Ltd., POSCO Power Corp., Korea Energy Investment Limited, Metapolis Co., Ltd., POSCORE Co., Ltd., PHP Co., Ltd., P&R Co., Ltd., Megaasset Co., Ltd.

Foreign	POSCO America Corp., POSCO Australia Pty. Ltd., POSCO Canada Ltd., POSCAN Elkview Coal Ltd., POSCO Asia Co., Ltd., VSC POSCO Steel Corp., DALIAN POSCO-CFM Coated Steel Co., Ltd., POS-Tianjin Coil Center Co., Ltd., POSMETAL Co., Ltd., Shanghai Real Estate Development Co., Ltd., IBC Corp., POSLILAMA Steel Structure Co., Ltd., Zhangjiagang Pohang Stainless Steel Co., Ltd., Guangdong Pohang Coated Steel Co., Ltd., POSCO Thailand Co.,Ltd., Zhangjiagang POSHA Steel Port Co., Ltd., POSCO Investment Co., Ltd., Quindao Pohang Stainless Steel Co., Ltd., POSCO (SUZHOU) Automotive Processing Center Co., Ltd., POS-Qingdao Coil Center Co., Ltd., POSCO-China Holding Corp., POS-ORE Pty. Ltd., POSCO Japan Co., Ltd., POSEC-Hawaii Inc., POSCO E&C (Zhangjiagang) Engineering & Consulting Co., Ltd., POS-GC Pty. Ltd., POS-CD Pty. Ltd., POSCO-India Private Ltd., POS-IPC, POS-MPC, POS-NPC, POS-FPC, Zhangjiagang Pohang Port Co.,Ltd., POSCO-Vietnam Co.,Ltd., POSMMIT Steel Centre SDN BHD(POSMMIT), POSCO-Samsung Delhi Processing Center Co., Ltd., Myanmar-POSCO Steel Co., Ltd., POS-OPC Co., Ltd., POS-NP Pty. Ltd., POSCO E&C (Beijing) Co., Ltd., POSCO-Mexico Co., Ltd., POS-VHPC, SUZHOU POSCORE Technology Co., Ltd., POSCO-CCPC, POSCO-JYPC, POSCO-Malaysia, POS-Minerals
Significant transactions, which occurred in the ordinary course of business, with related companies for the three-month periods ended March 31, 2008 and 2007, and the related account balances as of March 31, 2008 and December 31, 2007 are as follows:

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

(in millions of Won)	Sales and Others (*1)				Purchase and others (*1)				Receivables (*2)				Payables (*2)
	2008		2007		2008		2007		2008		2007		2008		2007

POSCO E&C	~~W~~	4,353	~~W~~	4,596	~~W~~	219,043	~~W~~	206,055	~~W~~	2,049	~~W~~	186	~~W~~	81,252	~~W~~	105,178
Posteel Co., Ltd.		302,765		277,693		65,639		48,559		113,595		104,624		4,299		12,386
POSCON Co., Ltd.		23		45		33,027		48,733		1		7		14,066		24,842
Pohang Steel Co., Ltd.		121,103		85,826		361		256		48,567		40,431		133		119
POSCO Machinery & Engineering Co., Ltd.		19		70		16,029		26,506		6		6		5,658		20,431
POSDATA Co., Ltd.		855		1,129		41,060		39,045		1		10		26,527		31,614
POSCO Reaearch Institute		—		—		4,765		3,407		54		1		1,987		6,394
Seung Kwang Co., Ltd.		—		—		36		—		—		—		—		—
POS-AC Co., Ltd.		192		317		5,641		5,431		—		1		1,421		2,001
POSCO Specialty Steel Co., Ltd.		327		1,622		19,314		36,378		—		40		5,754		8,067
POSCO Machinery Co., Ltd.		2,191		1,086		14,356		31,431		248		50		3,314		10,445
POSTECH Venture Capital Co., Ltd.		21		40		—		—		—		—		68		66
POSCO Refractories & Environment (POSREC)		1,979		58		60,289		51,725		881		9		26,806		24,265
POSCO Terminal Co., Ltd.		2,308		3,217		60		93		993		1,001		16		61
POSMATE Co., Ltd.		565		599		8,829		8,448		—		63		4,013		5,038
Samjung Packing & Aluminum Co., Ltd.		3,993		4,540		50,556		54,892		1,399		1,355		19,655		20,612
P&R Co., Ltd.		2		—		—		—		—		—		—		—
POSCO America Corporation(POSAM)		26,583		32,554		—		—		6,161		4,447		—		—
POSCO Australia Pty. Ltd.(POSA)		5,979		4,470		—		—		1,879		40		—		—
POSCO Canada Ltd. (POSCAN)		—		—		18,172		8,283		—		21		9,838		9,635
POSCO Asia Co., Ltd.(POA)		197,324		129,966		28,887		30,571		22,601		24,323		4,761		1,922
POSMETAL Co., Ltd.		4,533		—		—		—		—		—		—		—
Zhangjiagang Pohang Stainless Steel Co., Ltd.		3,545		578		—		—		1,913		—		—		—
POSCO Thailand Co.,Ltd.		13,828		—		—		—		—		—		—		—
POSMMIT Steel Centre SDN BHD		3,097		319		—		—		—		—		—		—
Qingdao Pohang Stainless Steel Co., Ltd.		15,726		15,246		—		—		4,063		5,153		—		—
POS-Qingdao Coil Center Co., Ltd.		1,748		1,633		—		—		1,368		1,862		—		—
POSCO-China Holding Corp.		—		—		236		117		—		—		—		—
POSCO-Japan Co., Ltd.		199,061		235,868		2,853		19,947		26,661		30,952		12		6
POS-India Steel Processing Centre Pvt. Ltd.		13,556		15,744		—		—		6,967		—		—		—
POSCO Vietnam Processing Center Co.,Ltd		1,097		—		—		—		—		—		—		—
POSCORE Co., Ltd.		24,675		—		—		—		9,584		9,500		—		—
POSCO Maleysia		2,648		—		—		—		—		—		—		—
eNtoB Corporation		—		—		58,177		43,854		—		—		3,906		2,999
SNNC Co., Ltd.		756		25		—		—		—		1		9		—
KOBRASCO		—		—		27,189		31,388		—		—		—		4,048
Poschrome (Proprietary) Limited		—		—		17,378		3,558		—		—		—		—
POSVINA Co., Ltd.		4,647		529		—		—		—		—		—		—
USS — POSCO Industries (UPI)		74,397		55,531		—		—		8		8		—		—
Guangdong Xingpu Steel Center Co., Ltd.		1,976		1,961		—		—		1,976		4,276		—		—

	~~W~~	1,035,872	~~W~~	875,262	~~W~~	691,897	~~W~~	698,677	~~W~~	250,975	~~W~~	228,367	~~W~~	213,495	~~W~~	290,129

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

(*1)	Sales and others include sales and non-operating income: purchases and others include purchases, acquisition of property, plant and equipment and overhead expenses.

(*2)	Receivables include trade and other accounts receivable: payables include trade accounts and other accounts payable.
Details of compensation to key management officers for the three-month periods ended March 31, 2008 and 2007 are as follows:

(in millions of Won)	2008		2007

Salaries	~~W~~	2,478	2,240
Severance benefits		1,643	3,888
Stock compensation expense		(29,044)	33,414
Management achievement awards		3,284	3,717

Total	~~W~~	(21,639)	43,259

Key management officers include directors (including non-executive directors) and internal audit officer who have significant influence and responsibilities in the Company’s business and operations.
22. Segment Information
The Company has a plant in Pohang and in Gwangyang in the Republic of Korea. General information on plants as of March 31, 2008 is as follows:

	Pohang Mill	Gwangyang Mill

Major Products
Hot Roll	HR coil	HR coil
Cold Roll	CR coil, CR Sheet	CR coil, CR Sheet
Plate	Plate	—
Electric iron	Electric iron coil	—
Stainless	STS HR coil and others	—

Semi-finished goods	Slab, Bloom, Billet	Slab

Major Facilities
Furnaces	1-4 furnaces, F furnace, Finex	1-5 furnaces

Steel manufacturing,	1-2 steel manufacturing,	1-2 steel manufacturing,
Continuous Casting	1-3 Continuous Casting	1-2 Continuous Casting

Hot Roll	1-2 HR	1-3 HR, Mini mill
Cold Roll, Plating	1-2 CR, ETL, EGL	1-4 CR, 1-6 CGL, PGL, 1-2 EGL
Others	HR, Steel plate, STS and others	Mini Mill, POL, TWB and others

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

     Operating results and long-lived assets as of and for the three-month periods ended March 31, 2008 and 2007 are as follows:

	2008
(in millions of Won)	Pohang		Gwangyang	Others	Total

Sales(*1)
Domestic	~~W~~	2,588,844	1,649,981	17,653	~~W~~	4,256,478
Export		774,368	1,035,337	—		1,809,705

Total	~~W~~	3,363,212	2,685,318	17,653	~~W~~	6,066,183

Property, plant and equipment(*2)	~~W~~	7,745,749	5,429,655	—	~~W~~	13,175,404
Intangible assets(*2)		139,247	59,995	—		199,242

	~~W~~	7,884,996	5,489,650	—	~~W~~	13,374,646

Depreciation and amortization(*3)	~~W~~	278,661	188,424	—	~~W~~	467,085

	2007
(in millions of Won)	Pohang		Gwangyang	Others	Total

Sales(*1)
Domestic	~~W~~	2,496,260	1,390,446	18,818	~~W~~	3,905,524
Export		952,770	842,711	—		1,795,481

Total	~~W~~	3,449,030	2,233,157	18,818	~~W~~	5,701,005

Property, plant and equipment(*2)	~~W~~	7,741,986	4,872,675	—	~~W~~	12,614,661
Intangible assets(*2)		134,428	80,807	—		215,235

	~~W~~	7,876,414	4,953,482	—	~~W~~	12,829,896

Depreciation and amortization(*3)	~~W~~	213,268	174,968	—	~~W~~	388,236

(*1)	No inter-plant transactions between the two plants.

(*2)	Presented at net book value.

(*3)	Includes depreciation expense of assets not in use.
23. Comprehensive Income
For the three-month periods ended March 31, 2008 and 2007, comprehensive income are as follows:

(in millions of Won)	2008		2007

Net income	~~W~~	1,031,213	~~W~~	982,305
Other Comprehensive Income
Change of accounting policies		—		2,468
Changes fair value of available-for-sale securities		(426,601)		117,291
Changes in capital adjustments of equity method accounted investments		109,690		50,069

Comprehensive income	~~W~~	714,302	~~W~~	1,152,133

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

24. Cost of goods sold
Details of cost of goods sold for the three-month periods ended March 31, 2008 and 2007 are as follows:

(in millions of Won)	2008		2007

Finished goods , semi-product and by-product
Beginning balance of inventories	~~W~~	1,359,025	1,184,913
Cost of goods manufactured		4,442,258	4,191,086
Overhead variance		48,887	33,948
Refund of customs		(2,768)	(6,380)
Ending balance of inventories		(1,348,328)	(1,140,553)

		4,499,074	4,263,014
Others		6,631	7,140

Total	~~W~~	4,505,705	4,270,154